(Translation)

June 30, 2023

TOYOTA MOTOR CORPORATION

Koji Sato

Telephone Number: 0565-28-2121

Code Number: 7203

https://global.toyota/en/

Corporate governance at Toyota Motor Corporation (“TMC”) is as follows:

I.      TMC’s Basic Policy on Corporate Governance and Capital Structure, Business Attributes and Other Basic Information

1.	Basic Policy

TMC has positioned the sustainable growth and the stable long-term growth of corporate value as priority management issues.

Believing that in carrying this out, it is essential that it both builds positive relationships with all stakeholders, including shareholders and customers as well as business partners, local communities and employees, as well as continues to supply products that will satisfy its customers, TMC has been working to enhance corporate governance.

[Reason not to implement each principle of Corporate Governance Code]

TMC implemented all of the principles of its Corporate Governance Code.

[Disclosure based on each principle of Corporate Governance Code]

1.	Business principles [Principle 3.1 (i)]

(1)	Corporate philosophy

TMC, since its formation till today, has been following the “Toyoda Principles,” which captures the spirit of Sakichi Toyoda, the founder of the Toyota Group, and his insights into research, inventions and business management, as the foundation for its management.

Toyoda Principles

(https://global.toyota/en/company/vision-and-philosophy/philosophy/)

Given past changes in the social landscape and the business structure, TMC has established the “Toyota Philosophy” and “Guiding Principles at Toyota” based on the “Toyoda Principles” in order to promote business in cooperation with people in different countries and regions throughout the world, notwithstanding differences in cultures and values.

“Guiding Principles at Toyota”

1.	Honor the language and spirit of the law of every nation and undertake open and fair business activities to be a good corporate citizen of the world.

2.	Respect the culture and customs of every nation and contribute to economic and social development through corporate activities in their respective communities.

3.	Dedicate our business to providing clean and safe products and to enhancing the quality of life everywhere through all of our activities.

4.	Create and develop advanced technologies and provide outstanding products and services that fulfill the needs of customers worldwide.

5.	Foster a corporate culture that enhances both individual creativity and the value of teamwork, while honoring mutual trust and respect between labor and management.

6.	Pursue growth through harmony with the global community via innovative management.

7.	Work with business partners in research and manufacture to achieve stable, long-term growth and mutual benefits, while keeping ourselves open to new partnerships.

(2)	Vision

Taking into account the business environment then, the “Toyota Global Vision” was published in March 2011 based on the “Guiding Principles at Toyota.” The “Toyota Global Vision” clarifies the direction that TMC should take as a company, based on the thought that “Toyota aspires to be a company that is chosen by its customers. Toyota wants to be a company that brings smiles to the faces of customers who have chosen us.”

“Toyota Global Vision”

(https://global.toyota/en/company/vision-and-philosophy/global-vision/)

(3)	Toyota Philosophy

In order to advance its transition to a mobility company, TMC has reflected on the path it has taken thus far and has formulated the “Toyota Philosophy” as a roadmap for the future.

TMC’s mission is “Producing Happiness for All” by expanding the possibilities of people, companies and communities through addressing the challenges of mobility as a mobility company. In order to do so, TMC will continue to create new and unique value with various partners by relentlessly committing towards monozukuri (manufacturing), and by fostering imagination for people and society.

Please see the end of this report for details on the “Toyota Philosophy.”

2.	Business strategies and business plans [Principle 3.1 (i), Supplementary Principle 3.1.3]

Under the initiative of “making even better cars” that it has been engaged in since the 2008 global financial crisis, TMC is moving forward with product-centered management under the in-house company system to offer a common platform called TNGA (Toyota New Global Architecture) with enhanced driving basic performance and product appeal and to provide a full lineup of products with “good quality yet affordable prices” globally at the right place at the right time, as well as under the region-based system to offer products and services that are sympathetic towards customers in each country and region. Furthermore, having grasped the business situation based on its key businesses (vehicles, financial, others) and business regions (Japan, North America, Europe, Asia, others), TMC has established a medium-term management plan for each region, taking into consideration the prospect of markets and exchange rates, its production and supply system on a global basis and other factors.

In order to address climate change and take on challenge globally to realize carbon neutrality by 2050, TMC will respond deftly to changes in customer demand trends by providing a diverse set of product options, taking into consideration region-specific electric power conditions. Due to a once-in-a-century transformation brought about by the CASE* revolution, cars of the future will be connected to communities and people’s lives through information, becoming part of our social systems. Amid this changing landscape, TMC is striving to completely redesign ourselves as a mobility company and ambitiously working to create an “ever-better mobility society” in which people can live happily, with smiles on their faces.

*	CASE is an acronym for Connected, Autonomous/Automated, Shared, and Electric.

TMC has disclosed in the “Integrated Report” its long-term strategy for enhancing its corporate value and the ways that it is contributing to the sustainable development of society in order to communicate them to stakeholders. In addition, as for TMC’s initiatives related to sustainability, it has developed the Sustainability Fundamental Policy and various other individual policies, and is striving to implement them to contribute to the sustainable development of society through corporate activities, which has been TMC’s objective since its founding. TMC has disclosed information such as its policies and the status of initiatives in the “Sustainability Data Book.” (The Sustainability Data Book is updated from time to time in accordance with the progress of TMC’s activities.)

For information about TMC’s initiatives regarding investment in human capital, etc., please read this report, the Integrated Report, the Sustainability Data Book and the Japanese annual securities report.

For information about TMC’s initiatives regarding investment in intellectual property, please read the Integrated Report and the Sustainability Data Book.

TMC has disclosed its initiatives regarding climate-change related risks and opportunities based on the Task Force on Climate-related Financial Disclosures (TCFD) framework recommendations in the Integrated Report, the Sustainability Data Book and the Japanese annual securities report.

In order to convey top management’s aspirations and the company’s direction to all stakeholders of TMC, TMC communicates what TMC is really like through “Toyota Times.”

“Integrated Report” (https://global.toyota/en/ir/library/annual/)

“Sustainability Data Book” (https://global.toyota/en/sustainability/report/sdb/)

“Japanese annual securities report” (https://global.toyota/jp/ir/library/securities-report/)

“20-F” (https://global.toyota/en/ir/library/sec/)

“Toyota Times” (https://toyotatimes.jp/en/)

3.	Basic views and guidelines on corporate governance [Principle 3.1 (ii)]

Please see 1. “Basic Policy” of this report under the section entitled “I. TMC’s Basic Policy on Corporate Governance and Capital Structure, Business Attributes and Other Basic Information.”

4.	Roles and duties of the Board of Directors and senior management

The scope of delegation to the management [Supplementary Principle 4.1.1]

By specifying matters to be resolved at its Board of Directors and matters to be reported to its Board of Directors in the Regulations of the Board of Directors, TMC delegates management to executive officers and carries out “acceleration of decision-making” and “appropriate supervision.”

To provide a full lineup of products with “good quality yet affordable prices” globally at the right place at the right time, and offer products and services that are sympathetic towards customers in each country and region, through the initiative of “making even better cars” that we have been engaged in since the 2008 global financial crisis, following the introduction of “region-based management” in 2011, the “business unit system” in 2013, and the “in-house company system” in 2016, in April 2017, TMC further clarified that Members of the Board of Directors are responsible for decision-making and management oversight and that operating officers are responsible for operational execution for purposes of further accelerating decision-making and operational execution.

Furthermore, in 2018, TMC brought forward the timing of executive changes from April, when it used to take place, to January, in order to further accelerate management oversight that is fully coordinated with the workplace. In addition, TMC transformed the company structure into one that enables decision-making that is both close to the needs of customers and close to where the action takes place, by taking measures such as reviewing the corporate strategy function and restructuring the Japan Sales Business Group into a group based by regions rather than sales channels.

In 2019, to further advance its “acceleration of management” and the development of a diverse and talented workforce, TMC made executive and organizational changes as follows.

•	Executives are composed of only senior managing officers and people of higher rank.

•

A new classification called “senior professional/senior management” (kanbushoku in Japanese) grouped and replaced the following titles or ranks: managing officers, executive general managers, (sub-executive managerial level) senior grade 1 and senior grade 2 managers, and grand masters

From the perspective of appointing the right people to the right positions, senior professionals/senior management were positioned in a wide range of posts, from those of chief officer, deputy chief officer, plant general manager, senior general manager to group manager, regardless of age or length of employment, to deal with management issues as they arise and to strengthen their development as part of a diverse and talented workforce through genchi genbutsu (on-site learning and problem-solving).

In April 2020, TMC consolidated the post of executive vice president and the post of operating officer into the post of operating officer and in July 2020, clarified the responsibilities of operating officers. TMC redefined the role of operating officer to be members who, together with the president, have cross-functional oversight of the entire company. Furthermore, in-house company presidents, regional CEOs and chief officers, as on-site leaders of business implementation elements, were given authority while being consolidated into the rank of senior professionals/senior management. The roles of operating officers and senior professionals/senior management were determined where and as needed, and persons appointed as operating officers and senior professionals/senior management changed in accordance with the challenges faced and the path that should be taken, as the company exercises greater flexibility than ever in appointing the right people to the right positions.

However, because of the rapidly changing business environment, TMC now recognizes that there is an increasing need for such executives to fulfill management roles (related to people, goods, and money) together with the President. Therefore, in April 2022, TMC reorganized the roles of operating officers and reestablished the position of “executive vice president,” defining it as an operating officer who is focused on the business from a management perspective. In April 2023, the role of operating officers was revised to a management team that implements “product-centered (manufacturing ever-better cars) and region-centered (best-in-town) management” under the theme of “inheritance and evolution,” and the executive vice presidents were selected upon their extensive knowledge and experience from the two pillars of products and regions.

TMC, based on its basic policy of appointing the right people to the right positions, has been swiftly and continuously innovating its Board of Directors and senior management. TMC will further press forward with the tide of such innovations, aiming for a corporate structure capable of carrying out management from a viewpoint that is optimal for a global company.

Views on the balance, diversity and size of the Board of Directors [Supplementary Principle 4.11.1]

The Members of the Board of Directors are selected based on comprehensive consideration of their responsibilities to ensure TMC’s sustainable growth and to enhance its corporate value over the medium- to long-term. TMC believes that it is critical to appoint individuals who are capable of contributing to decision-making aimed at sustainable growth into the future by practicing “product-centered and region-centered management” in keeping with the spirit of the “Toyoda Principles,” which set forth our founding philosophy. Moreover, these individuals should be able to play a significant role in transforming TMC into a “mobility company” through responding to electrification, intelligence, and diversification and external partnerships based on trust and friendship and internal two-way interactive teamwork, while working towards solutions for social challenges such as the climate change issue.

In addition, TMC expects the Outside Members of the Board of Directors to utilize their extensive and rich experience and knowledge in TMC’s management from an independent standpoint.

The Board of Directors shall consist of persons with a balance of abilities and consideration given to diversity in order to make important business decisions and supervise management appropriately, and the knowledge, experience, and abilities, etc. of the Members of the Board of Directors are listed in our skills matrix.

5.	System to appropriately perform roles and duties of the Board of Directors and senior management

Policy and procedures for determining remuneration for top-level executives and Members of the Board of Directors [Principle 3.1 (iii), Supplementary Principle 4.10.1]

TMC believes that it is critical to appoint individuals who are capable of contributing to decision-making aimed at sustainable growth into the future by practicing “product-centered and region-centered management” in keeping with the spirit of the “Toyoda Principles,” which set forth our founding philosophy. Moreover, these individuals should be able to play a significant role in transforming TMC into a “mobility company” through responding to electrification, intelligence, and diversification and external partnerships based on trust and friendship and internal two-way interactive teamwork, while working towards solutions for social challenges such as the climate change issue. TMC’s director compensation system is an important means through which to promote various initiatives and is determined based on the following policy.

It should be a system that encourages Members of the Board of Directors to work to improve the medium- to long-term corporate value of TMC

It should be a system that can maintain compensation levels that will allow TMC to secure and retain talented personnel

It should be a system that motivates Members of the Board of Directors to promote management from the same viewpoint as our shareholders with a stronger sense of responsibility as corporate managers

Remuneration and other payments to the Board of Directors is paid within the total amount of remuneration as resolved at the shareholders’ meeting. The Board of Directors decides by resolution the policy for determining remuneration for and other payments to each member of the Board of Directors. Remuneration for Members of the Board of Directors is effectively linked to corporate performance while reflecting individual job responsibilities and performance. Remuneration for Outside Members of the Board of Directors and Audit & Supervisory Board Members consists only of fixed payments. As a result, this remuneration is not readily impacted by business performance, helping to ensure independence from management.

The amounts of remuneration for the Company’s Members of the Board of Directors and the remuneration system are decided by the Board of Directors and the “Executive Compensation Meeting,” a majority of the members of which are Outside Members of the Board of Directors, to ensure the independence of the decisions. The Executive Compensation Meeting consists of Shigeru Hayakawa, Member and Vice Chairman of the Board of Directors (Chairman of the Executive Compensation Meeting), Yoichi Miyazaki, Member of the Board of Directors, and Ikuro Sugawara, Sir Philip Craven, Masahiko Oshima and Emi Osono, each an Outside Member of the Board of Directors.

The Board of Directors resolves the policy for determining remuneration for and other payments to each member of the Board of Directors and the executive remuneration system as well as the total amount of remuneration for a given fiscal year. The Board of Directors also resolves to delegate the determination of the amount of remuneration for each Member of the Board of Directors to the Executive Compensation Meeting. The Executive Compensation Meeting reviews the remuneration system for Members of the Board of Directors and senior management on which it will consult with the Board of Directors and determines the amount of remuneration for each Member of the Board of Directors, taking into account factors such as corporate performance as well as individual job responsibilities and performance, in accordance with the policy for determining remuneration for and other payments to each member of the Board of Directors established by the Board of Directors. The Board of Directors considers that such decisions made by the Executive Compensation Meeting are in line with the policy on determining remuneration and other payments for each member of the Board of Directors.

Remuneration for Audit & Supervisory Board Members is determined by the Audit & Supervisory Board within the scope determined by resolution of the shareholders’ meeting.

Policy and procedures for appointing/dismissing top-level executives and nominating candidates for Members of the Board of Directors and Audit & Supervisory Board Members [Principle 3.1 (iv), Supplementary Principle 4.10.1]

TMC comprehensively considers the system regarding Members of the Board of Directors in order to fulfil the responsibility to work towards sustainable growth and to enhance the corporate value of TMC over the medium- to long-term. TMC believes that it is critical to appoint individuals who are capable of contributing to decision-making aimed at sustainable growth into the future by practicing “product-centered and region-centered management” in keeping with the spirit of the “Toyoda Principles”, which set forth our founding philosophy. Moreover, these individuals should be able to play a significant role in transforming TMC into a “mobility company” through responding to electrification, intelligence, and diversification and external partnerships based on trust and friendship and internal two-way interactive teamwork, while working towards solutions for social challenges such as the climate change issue.

In addition, TMC expects the Outside Members of the Board of Directors to utilize their extensive and rich experience and knowledge in TMC’s management from an independent standpoint.

The Board of Directors shall consist of persons with a balance of abilities and consideration given to diversity in order to make important business decisions and supervise management appropriately, and the knowledge, experience, and abilities, etc. of the Members of the Board of Directors are listed in our skills matrix.

With the aim of ensuring independence, members of TMC’s “Executive Appointment Meeting,” of which a majority of the members are Outside Members of the Board of Directors, discuss recommendations to the Board of Directors concerning appointment/dismissal of Members of the Board of Directors. The Executive Appointment Meeting consists of Shigeru Hayakawa, Member and Vice Chairman of the Board of Directors (Chairman of the Executive Appointment Meeting), Yoichi Miyazaki, Member of the Board of Directors, and Ikuro Sugawara, Sir Philip Craven, Masahiko Oshima and Emi Osono, each an Outside Member of the Board of Directors.

With respect to Audit & Supervisory Board Members, TMC believes that it is necessary to have individuals who have broad experiences and insight in their respective fields of expertise and can advise management from a fair and neutral perspective, as well as audit the execution of business. Members of TMC’s “Executive Appointment Meeting” discuss recommendations concerning appointment/dismissal of Audit & Supervisory Board Members to the Audit & Supervisory Board.

If there is any event where a Member of the Board of Directors or Audit & Supervisory Board Member is unable to fulfill his or her duties, the Executive Appointment Meeting considers whether he or she should be dismissed.

Explanations with respect to individual appointments/dismissals and nominations [Principle 3.1 (v)]

The Notice of Convocation of General Shareholders’ Meeting contains the individual profiles and professional histories of candidates nominated or elected for Members of the Board of Directors or Audit & Supervisory Board Member positions as well as the reasons for the elections of such individuals.

Effective use of Independent Outside Members of the Board of Directors [Principle 4.8], Criteria for assessing the independence of Independent Outside Members of the Board of Directors and their quality [Principle 4.9]

Out of the ten Members of the Board of Directors, four Outside Members of the Board of Directors are registered with the Tokyo Stock Exchange as Independent Members in accordance with the requirements for outside directors set forth in the Companies Act and the independence standards set forth by financial instruments exchanges.

Concurrent positions of Members of the Board of Directors and Audit & Supervisory Board Members [Supplementary Principle 4.11.2]

Concurrent service as officers of listed companies is noted each year in the Notice of Convocation of General Shareholders’ Meeting.

Policy on training for Members of the Board of Directors and Audit & Supervisory Board Members [Supplementary Principle 4.14.2]

TMC provides Members of the Board of Directors and Audit & Supervisory Board Members with opportunities to provide various types of information in order to improve their understanding and practice of the core ideals of “the manufacturing of ever-better cars” and problem solving based on the actual situation on-site (Genchi Genbutsu), and from the perspective of necessity for developing human resources to contribute to decision-making aimed at sustainable growth into the future.

Further to the above, TMC ensures that Outside Members will provide appropriate advice regarding each business challenge by explaining agenda items directly to them prior to a meeting of the Board of Directors. TMC also ensures that Outside Members have a deeper understanding of business strategies and other corporate matters by having them discuss with Members of the Board of Directors on the operational execution side through meetings, such as those of Outside Members of the Board of Directors.

Analysis and evaluation of the effectiveness of the Board of Directors [Supplementary Principle 4.11.3]

In order to improve the effectiveness of the Board of Directors, TMC has conducted an analysis and evaluation of the Board of Directors as below.

(1)	Analysis and evaluation

TMC conducted a survey about the composition, operation and efficacy of the supervisory function of the Board of Directors. Once views and proposals regarding the background and causes of the identified issues, as well as the improvement trajectory for such issues, were compiled and reported to the Board of Directors, they were discussed at the Board of Directors’ Meeting.

•	Method of evaluation: Self-evaluation through surveys

•	Subject of evaluation: Members of the Board of Directors and Audit & Supervisory Board Members

•	Implementation period: March 2023

•

Matters to be evaluated: Matters including (1) composition and operation of the Board of Directors; (2) management strategy and business strategy; (3) corporate ethics and risk management; and (4) communication with stakeholders such as shareholders

(2)	Summary of the findings

The evaluation showed improvement particularly in information supply to Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members. However, further issues were identified in areas including time allocation, discussion on business strategy, and management with an awareness of sustainability, each of which relates to important topics.

In order to further improve the effectiveness of the Board of Directors, TMC will secure more opportunities for the Board of Directors to discuss important topics with respect to management strategy, and promote appropriate selection of topics to be proposed. At the same time, to provide more information to Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members for more effective and vigorous discussions, TMC will work to make further improvements through measures such as to enhance opportunities for dialogue and exchange with management.

6.	Dialogue with shareholders [Principle 5.1]

(1)	Basic concepts

TMC believes that, in order to achieve sustainable growth and improvement of its medium- and long-term corporate value it is of crucial importance to have the understanding and support of shareholders and investors. It engages in constructive dialogue to furnish shareholders and investors with accurate information on a fair basis in order to build long-term relationships of trust.

(2)	IR organization

Under the supervision of the accounting group chief officer, the Accounting Group and the Public Affairs Division are in charge of investor relations and IR staff members are stationed full-time in New York, U.S.A. and London, U.K.

(3)	Method of dialogue

TMC holds briefings on management strategy, business and products as appropriate, including (quarterly) results briefings for the press, analysts and institutional investors. With respect to dialogue with shareholders and institutional investors, representatives of TMC, including among others, senior management, Members of the Board of Directors, including Outside Members of the Board of Directors, Audit & Supervisory Board Members and IR staff members hold meetings with shareholders and institutional investors, as appropriate, depending on the nature of the request and the main interests in having such a meeting. In addition, it has a dedicated page for individual investors on its website that contains easy-to-understand information about results, business and management policy, as well as explains its efforts directly through means such as participation in briefing sessions organized by stock exchanges.

In fiscal 2022, in addition to four financial results briefings and eleven small meetings, we held more than 900 dialogues with individual shareholders and institutional investors. In addition, we have participated in more than 40 conferences organized by securities companies, and in North America, we held briefings on electrification strategies jointly with securities companies. At the dialogues with individual shareholders and institutional investors, dialogues between the Outside Members of the Board of Directors, Outside Audit & Supervisory Board Members, Chief Financial Officer, Chief Technology Officer, Chief Human Resources Officer, Chief Digital Officer, Chief Sustainability Officer, senior management and institutional investors were held on themes including revenue structure, electrification strategy, software strategy, governance, and diversity, and overseas roadshows and SR interviews with the senior management were held as well.

Since April 2023, we have conducted the New Management Policy & Direction Announcement, small meetings with the Outside Members of the Board of Directors, Outside Audit & Supervisory Board Members and senior management on the theme of governance, financial results briefings by the President and Executive Vice Presidents, and the “Toyota Technical Workshop,” a technical briefing by the Chief Technology Officer. In addition, we received a shareholder proposal on March 13, 2023. The proposal was rejected at the 119th Ordinary General Meeting of Shareholders held on June 14, 2023. TMC and the shareholders who submitted the shareholder proposal have been engaged in dialogues over the past two years.

(4)	Feedback to the organization

Feedback regarding the content of dialogues with shareholders and investors is provided as necessary to the Board of Directors and executives’ meetings.

(5)	Insider information and quiet periods

No insider information (material nonpublic information) is communicated to shareholders or investors in dialogues. TMC also has a “quiet period” from the day after the close of the quarter until the day on which results are announced during which it refrains from dialogues regarding results.

7.	Securing of shareholders’ rights and equality

Strategically-held shares [Principle 1.4]

(1)	Criteria for and view on classification of investment shares

TMC only holds investment shares for purposes other than pure investment (strategically-held shares). TMC does not hold any investment shares the purpose of which is solely to profit from changes in the value of shares or dividends on shares.

(2)	Investment shares for purposes other than pure investment (strategically-held shares)

Shareholding policy, method of verifying the rationality of shareholding, and the description of assessment of the propriety of holding of individual shares at the Board of Directors, etc.

1)	Policies on strategic shareholdings

It is our policy that TMC does not hold strategically-held shares except for in the cases where such holdings are deemed to be meaningful. The case where such holdings are deemed to be meaningful refers to the case where it is determined that, in the business of manufacturing of automobiles, in which it is essential to keep a variety of cooperative relationships throughout the entire process of development, procurement, production, distribution and sales, such holdings contribute to the improvement of corporate value from the medium- to long-term perspective, based on a comprehensive consideration of business strategy, the establishment, maintenance and strengthening of relationships with business partners, and contribution to and cooperation in the development of society.

2)	Assessment of the propriety of TMC’s strategic shareholdings

When necessary, TMC engages in constructive dialogue with the issuers of shares to encourage them to improve corporate value and achieve sustainable growth. These dialogues provide opportunities to share and address business challenges. TMC reviews whether its individual shareholdings are meaningful in light of the changes in business environment, specifically examines whether the benefits and risks from such holdings are commensurate with the cost of capital, etc., and assesses the propriety of TMC’s strategic shareholdings at the Board of Directors every year.

If TMC determines a shareholding is no longer meaningful or the meaning of a shareholding has been diluted due to changes in business environment or other reasons, TMC will proceed with the sale of such shares once it obtains consent from the issuer through a dialogue with the issuer.

Consequently, the number of companies whose shares TMC strategically holds has reduced to 141 (including 49 listed companies) as of March 31, 2023 from 200 (including 80 listed companies) as of March 31, 2015.

3)	Standards on the exercise of voting rights with respect to strategically-held shares

In principle, TMC exercises its voting rights for all items on the agenda.

TMC does not exercise voting rights as a mechanical yes or no decision based on formalized, short-term standards. Rather, decisions are based on a fulsome examination of the business policies and strategies of the issuer and are made for each item on the agenda from the perspective of whether corporate value and shareholder profit will be improved over the medium- and long-term.

TMC also engages in dialogue with the issuer before determining whether or not it will support an item on the agenda that may have significant impact on shareholder profit (increase in authorized capital, anti-takeover measures, realignment of businesses etc.).

For the “Business-strategy Reasons for Holding, and Shareholding Status of, Strategically-held Shares and the Breakdown by Issue,” please see the end of this report.

8.	Transactions with related parties [Principle 1.7]

TMC complies with the procedures set forth in the Companies Act regarding conflict-of-interest transactions with officers, and all transactions with non-director executive officers require reporting to and approval of the Board of Directors.

With regard to procurement, production, distribution, and sales transactions, Toyota Code of Conduct requires compliance with all relevant laws and ordinances, transactions based on mutual trust and mutual benefit for TMC and the counterparty, and open, fair and free competition. These principles apply to transactions even if the counterparty is a major shareholder.

All relevant business units formulate their own guidelines and other procedural documents based on this policy, and take care to ensure that transactions with related parties do not harm the interests of the company or the common interests of all shareholders.

9.	Roles of corporate pension funds as asset owners [Principle 2.6]

Because the management of corporate pension funds may impact stable asset formation for employees, etc., and our own financial standing, TMC has provided support to establish a system to realize proper operation of the corporate pension funds from perspectives of human resources and operational practices, including an assignment of persons having expertise and knowledge with respect to asset management and other matters required for corporate pension funds as well as establishment of the management advisory committee, in order to increase the investment management expertise of corporate pension funds, thus making sure that corporate pension funds perform their roles as asset owners.

In addition, TMC ensures that conflicts of interest which could arise between pension fund beneficiaries and companies are appropriately managed, and gives consideration not to harm the benefits of beneficiaries, by leaving decisions entirely to management companies in the case where TMC exercises its voting rights of shares of the companies which TMC invests in, and other cases.

10.	Ensuring diversity, including active participation of women [Principle 2.4.1]

TMC promotes a workplace environment where all of its members can play an active role, regardless of differences such as gender, age or nationality, disability, sexual orientation, gender identity, etc. to help enhance its competitiveness through new ideas brought and issues recognized from diverse perspectives. TMC’s human capital initiatives are detailed in this report, the Integrated Report, the Sustainability Data Book and the Japanese annual securities report.

(1)	Women

Stronger hiring efforts are being made to achieve employment and manager position ratios for women in office and technical positions that are equivalent to the ratio in the relevant labor market over the medium- and-long term (office: 40%, technical: 10%). The ratio of female skilled workers hired is also steadily rising due to the enhanced efforts to hire such employees. New graduate hiring results in the fiscal year ended March 31, 2023 were 38% for office positions, 18% for technical positions and 32% for skilled positions. Since TMC began full-scale hiring of women for office and technical positions, it has focused on various actions aimed at enhancing and strengthening support for working mothers. As an action plan under the Act on Promotion of Women’s Participation and Advancement in the Workplace, TMC is currently promoting initiatives with the following targets: (i) To increase the number of females in managerial positions in 2014 fourfold by 2025 and fivefold by 2030; and (ii) To increase users of the teleworking system to more than 50 of all employees (except for production workers and managers) by 2025, irrespective of whether teleworking for childcare or nursing purposes.

Since 2016, TMC has been focusing on such initiatives as “work style reform (expanding the number of employees eligible for teleworking),” “improving the childcare environment (increasing the number of in-house childcare facilities and expanding childcare services such as shuttle bus for pick-up/drop-off at childcare facilities, child care for sick children and daycare services,” and “raising awareness in the workplace and among supervisors (management training).” In the fiscal year ending March 31, 2023, TMC is focusing on promoting male employees’ participation in childcare (by, for instance, including such topic in career interviews and identifying concerns and difficulties felt by the superiors and subordinates of male employees who provide childcare) and creating an environment that facilitates balancing fertility treatment and work (by establishing a system of paid and unpaid leave to receive fertility treatment and fostering a corporate culture that is friendly to employees who take such leave).

(2)	Foreign nationals

TMC hires, trains and promotes employees regardless of nationality and does not set targets for management positions with respect to foreign nationals. On the other hand, TMC is actively securing global talent. For instance, Woven by Toyota, Inc., a subsidiary of TMC, has formulated a Diversity Inclusion Policy (D&I Policy), and in the fiscal year ended March 31, 2023, the result of newly hired non-Japanese employees was approximately 70% and the result of newly hired women employees was just over 20%. In addition, we have set a target ratio of women employees among full-time employees by 2025, with 35% of all women employees, 25% of engineers, and 35% of senior management positions, to be on par with leading global IT companies in each category.

(3)	Mid-career hires

The current mid-career hires account for approximately 30% of the total number of employees hired each year, and TMC has set a goal of increasing this to 50% in the future. TMC trains and promotes employees regardless of how they joined the company. As a result, we see no significant difference in the promotion rate to managerial positions between career hires and new graduates.

(4)	Persons with Disabilities

TMC offers a variety of support to enable people with disabilities to work energetically, utilizing their abilities to the full. For example, TMC has assigned a job consultant to each office, created a consultation hotline, and introduced a special holiday system that can be used by employees when going to the hospital or other clinics. In terms of facilities, TMC creates workplaces with improved accessibility as needed, such as through, providing handicapped parking spaces and universally accessible toilets. TMC distributes guidebooks to those workplaces hiring employees with disabilities in order to help other employees better understand disabilities and gain the knowledge necessary to provide support if needed. In addition, to cultivate a workplace-wide ethos, TMC has implemented “Emotional Barrier-free Training” which targets all employees to promote the understanding of and show empathy towards people with disabilities. As of June 2022, the number of persons with disabilities employed was 1,534 accounting for approximately 2.5% of the entire workforce (including special-purpose subsidiaries), which is above the legal requirement of 2.3%.

(5)	LGBT

TMC has launched initiatives with the aim of creating workplaces with an appropriate understanding and acceptance of LGBT individuals. At TMC, prohibition on discrimination or harassment of LGBT individuals has been incorporated into the employee behavioral guidelines, and TMC no longer requires new graduates to fill in their sex on their job application sheets. In addition to that, TMC has also established an internal harassment consultation hotline, and has systems in place for same-sex marriages and common-law marriages that are equivalent to those of legal marriages with respect to such matters as holidays and other employee benefits. In terms of corporate culture, in addition to enlightening newly graduated employees about human rights and holding experience-based training workshops conducted by external instructors (LGBT individuals) for mid-career employees, TMC requires all employees and officers to participate in an education program on basic knowledge about LGBT.

2.	Capital Structure

Percentage of Shares Held by Foreign Investors	Greater than or equal to 10%, less than 20%

[Description of Major Shareholders]

Name of Shareholders	Number of Shares Held (Shares)	Ownership Interest (%)
The Master Trust Bank of Japan, Ltd.	1,905,735,840	14.05
Toyota Industries Corporation	1,192,330,920	8.79
Custody Bank of Japan, Ltd.	908,258,560	6.70
Nippon Life Insurance Company	633,488,765	4.67
JPMorgan Chase Bank, N.A. (standing proxy: Settlement & Clearing Services Division, Mizuho Bank, Ltd.)	535,113,242	3.94
DENSO CORPORATION	449,576,225	3.31
State Street Bank and Trust Company (standing proxy: Settlement & Clearing Services Division, Mizuho Bank, Ltd.)	335,368,996	2.47
The Bank of New York Mellon as Depository Bank for Depository Receipt Holders (standing proxy: Sumitomo Mitsui Banking Corporation)	292,036,035	2.15
Mitsui Sumitomo Insurance Company, Limited	284,071,835	2.09
Tokio Marine & Nichido Fire Insurance Co., Ltd.	255,323,645	1.88

Existence of Controlling Shareholders (excluding parent company)	—
Existence of Parent Company	None

Supplementary Information

The information set forth in this Description of Major Shareholders section is dated as of March 31, 2023. In addition to the above, TMC owns 2,749,808 thousand of its own shares as treasury stock.

The Bank of New York Mellon as Depository Bank for Depository Receipt Holders is a registered stockholder of the Bank of New York Mellon which is a depository for American Depositary Receipts.

3.	Business Attributes

Stock exchange and market segment	Tokyo: Prime, Nagoya: Premier
Fiscal year end	End of March
Line of business	Transportation equipment
Number of employees at the end of the previous fiscal year (consolidated)	Greater than 1000 persons
Sales during the previous fiscal year (consolidated)	Greater than JPY 1 trillion
Number of consolidated subsidiaries at the end of the previous fiscal year	Greater than 300 companies

4.	Guidelines for measures to protect minority shareholders in the event of transactions with controlling shareholders

-

5.	Other particular conditions that may materially affect corporate governance

The automobile business is a business in which a company’s collective strengths, ranging from materials to new technologies, are tested. To succeed in competition at a global level and maintain sustainable growth, it is essential for TMC to have steady partners in activities such as development, procurement, production, distribution and sales. Moreover, TMC must further collaborate with its group companies towards accelerating CASE technologies and achieving carbon neutrality, which are both focus areas of TMC. With the basic stance of friendship and partnership, which is to establish long-lasting collaborative relationships as a partner that shares values and pursues the development of society, TMC endeavors to improve the corporate value of its corporate group from a medium- to long-term perspective.

While TMC and its listed subsidiaries share visions and business strategies, the listed subsidiaries manage their businesses so as to improve their own corporate value based on their own independent business judgment in the common interest of their shareholders. The listed subsidiaries ensure independence of their boards of directors so that there are no conflicts of interest with general shareholders by having independent directors oversee executive officers.

TMC lays out its guiding principles and code of conduct and shares business principles with its subsidiaries, including listed subsidiaries. At the same time, TMC exchanges people and information with those subsidiaries. Any material management matters of the subsidiaries must be approved in advance by or reported to TMC in accordance with rules agreed upon by TMC and each subsidiary. Through these measures, TMC ensures the effectiveness of the governance system of its corporate group.

TMC has Hino Motors, Ltd. (“Hino Motors”) (listed on the Prime Market of the Tokyo Stock Exchange and the Premier Market of the Nagoya Stock Exchange) as a listed subsidiary. By combining the capabilities of the commercial vehicle business of Hino Motors and the CASE technologies of TMC, TMC will accelerate the spread and social implementation of CASE and aim to contribute to the achievement of a carbon neutral society and to address challenges that the transportation industry faces. At the same time, in its operating businesses, Hino Motors works to enhance its corporate value in a balanced and disciplined manner while considering the interest of TMC as well as general shareholders. Three out of five directors of Hino Motors are independent outside directors. For important transactions with TMC, the Board of Directors of Hino Motors determines the appropriateness of the transactions after consulting with and receiving reports in advance from a special committee consisting solely of independent outside directors, which was established in the fiscal year ending March 31, 2023, in an effort to ensure independence so there are no conflicts of interest with general shareholders.

On March 4, 2022, Hino Motors, Ltd., a consolidated subsidiary of TMC, announced that it identified past misconduct in relation to its applications for certification concerning emissions and the fuel economy performance of its vehicle engines for the Japanese market. Hino subsequently received an investigation report from a special investigation committee consisting of outside experts concerning this matter. Hino also was subject to an on-site inspection from the Ministry of Land, Infrastructure, Transport and Tourism (“MLIT”), and received a corrective action order from it. On October 7, 2022, Hino submitted a recurrence prevention report to MLIT. To clarify management responsibility regarding this matter, Hino decided to have four persons who were directors or senior managing officers resign, reduce the remuneration of directors, and request the voluntary return of part of the remuneration of certain past representative directors. Further, Hino formulated and announced “Three Reforms” to prevent future misconduct. Hino is committed to addressing this issue head on and living out with renewed intent its corporate mission: “We make a better world and future by helping people and goods get where they need to go.”

On April 28, 2023, Daihatsu Motor Co., Ltd., a consolidated subsidiary of TMC, announced and disclosed that it had committed procedural irregularities in approval applications for side collision tests for vehicles developed by Daihatsu destined for overseas markets. During the subsequent in-house inspection, it was newly discovered and announced that Daihatsu identified irregularities in the certification procedures for the side impact collision tests of Daihatsu ROCKY HEVs and Toyota RAIZE HEVs. The irregularities were promptly reported to, and consultations were undertaken, with the inspection and certification authorities after they were discovered, and shipments and sales of the vehicles at issue were suspended in the countries in which approval had been granted. In addition, Daihatsu has confirmed and reported that the vehicles at issue conform to laws and regulations in in-house re-tests. Daihatsu has established a third-party committee consisting of external experts in legal and technical matters to fully clarify the nature of the irregularities and identify their root cause; it has also asked the committee to recommend measures to prevent the recurrence of similar irregularities by examining the company’s organization and development processes.

In the wake of the large-scale recalls that occurred in 2009, TMC promised its customers around the world that it would not “run away, hide, or lie.” Given this, TMC takes very seriously the fact that these problems nevertheless occurred in its group. For this matter, as the chief executive officer, TMC’s President will further strive to improve the car manufacturing operations of TMC and the group companies, while the Chairman of the Board of TMC will lead initiatives to strengthen governance and compliance.

On May 12, 2023, the top management of each group company gathered to discuss TMC’s commitment to facing manufacturing with sincerity and renewed its recognition of this goal. TMC is currently working with all of its group companies to re-examine its past governance structure, including its own, and have begun a thorough review. TMC views this case not as an individual or workplace issue, but rather a company-wide issue where an individual or workplace was forced to commit a wrongdoing. Together with Daihatsu Motor Co., Ltd., TMC is committed to listening to the voices of those on the front lines and carefully responding to the situation.

At TMC worksites, everyone is committed to making better cars. TMC is a company where, when a problem occurs, everyone always stops, pursues the root cause by going and seeing the location or process where the problem exists, makes improvements, and works to prevent recurrence. This is the Toyota philosophy that has been cherished since the company’s founding. TMC believes that there is no other way to regain the trust of its customers than for all of TMC and its group companies to return to this philosophy once again, for each group company’s top management to confront the problems at their respective workplaces, uncover them, and make improvements one by one, and continue this steady effort. The entire Toyota group will work together to regain trust of its customers as soon as possible.

On May 30, 2023, TMC, Daimler Truck Holding AG, Mitsubishi Fuso Truck and Bus Corporation and Hino Motors Ltd. entered into a Memorandum of Understanding (MoU) on accelerating the development of advanced technologies and conducting a business combination of Mitsubishi Fuso Truck and Bus Corporation and Hino Motors Ltd. Daimler Truck Holding AG, Mitsubishi Fuso Truck and Bus Corporation, Hino Motors Ltd. and TMC intend to collaborate toward achieving carbon neutrality and creating a prosperous mobility society by developing CASE technologies and strengthening the commercial vehicle business on a global scale.

The MoU contemplates that Mitsubishi Fuso Truck and Bus Corporation and Hino Motors Ltd. will integrate on an equal footing and collaborate in the areas of commercial vehicle development, procurement, and production, and that they will seek to build a globally competitive Japanese commercial vehicle manufacturer. The MoU further contemplates that Daimler Truck and Toyota will equally invest in the holding company (to be listed) of the integrated Mitsubishi Fuso Truck and Bus Corporation and Hino Motors Ltd., and that they will seek to collaborate on the development of hydrogen and other CASE technologies to support the competitiveness of the new company.

Details on the scope and nature of the collaboration, including the name, location and corporate structure of the new holding company will be discussed. The parties envisage signing of definitive agreements regarding the business combination in the first quarter of 2024 and aim to close the transaction by the end of 2024.

II.   Corporate Governance System of Management Business Organization, Etc. for Management Decision-making, Execution of Duties and Management Audit

1.	Organization structures and organizational operations

Organizational form	Company with an Audit & Supervisory Board

[Members of the Board of Directors]

Number of Members of the Board of Directors pursuant to the Articles of Incorporation	20 persons
Term of Members of the Board of Directors pursuant to the Articles of Incorporation	1 year
Chairperson of the Board of Directors	Chairman (excluding concurrently serving as President)
Number of Members of the Board of Directors	10 persons
Election of Outside Members of the Board of Directors	Elected
Number of Outside Members of the Board of Directors	4 persons
Established number of Independent Members of the Board of Directors within the Outside Members of the Board of Directors	4 persons

Relationship with the Company (1)

Name	Attribution	Relationship with the Company (*)
		a	b	c	d	e	f	g	h	i	j	k
Ikuro Sugawara	Comes from other company
Sir Philip Craven	Comes from other company								Δ
Masahiko Oshima	Comes from other company								¡
Emi Osono	Academic

*	Selected the relevant “Relationship with the Company”
*	¡ indicates the relevant item that the person falls under as of “today or recently.” Δ indicates the relevant item that the person falls under as of “previously.”
*

• indicates the relevant item that the person’s close family member falls under as of “today or recently.” ▲ indicates the relevant item that the person’s close family member falls under as of “previously.”

a	A management executive officer of the listed company or its subsidiary
b	A management executive officer or non-management executive director of a parent company of the listed company
c	A management executive officer of a subsidiary of a parent company of the listed company
d	A person who has a significant business relationship with the listed company or who is a management executive officer of entity which has such significant business relationship
e	A person with whom the listed company has a significant business relationship or who is a management executive officer of entity with whom the listed company has a significant business relationship
f	A consultant, accounting expert or legal expert who receives significant remuneration or other assets from the listed company other than remuneration as a director or executive officer
g	A principal shareholder of the listed company (if a principal shareholder is a legal entity, a management executive officer of such legal entity)
h	A management executive officer of entity with whom the listed company has a business relationship (does not fall under d, e, and f) (only with respect to the person)
i	A management executive officer of a company whose outside director assumes the post on a reciprocal basis with the listed company (only with respect to the person)
j	A management executive officer of an entity to whom the listed company makes a donation
k	Other

Relationship with the Company (2)

Name	Independent Member of the Board of Directors	Supplementary Information	Reason for election as Outside Member of the Board of Directors (and the reason for designation as an Independent Member of the Board of Directors if so designated)
Ikuro Sugawara	¡	—	In order to have Mr. Ikuro Sugawara contribute to the increase of TMC’s corporate value as a Member of the Board of Directors by fulfilling his role of providing advice to respond to complicated international situations, and by utilizing his experience and knowledge in policy-making regarding environmental and energy issues and organizational management that was cultivated when he served as a government administrator, his high level of expertise and broad network.
Designated as an Independent Member of the Board of Directors of TMC as he would be able to supervise the appropriateness of business conduct from a fair and neutral perspective because he is not (i) a person who executes business of the parent company or fellow subsidiary of TMC, (ii) a person who executes business of a major business counterparty of TMC, or (iii) an attorney, an accountant, a consultant or a relative (up to a second degree of kinship) of the foregoing who receives a large amount of money or other financial asset other than remuneration for directorship from TMC, and he does not fall under any of the categories of people who are required by stock exchange rules to explain their independence.

Name	Independent Member of the Board of Directors	Supplementary Information	Reason for election as Outside Member of the Board of Directors (and the reason for designation as an Independent Member of the Board of Directors if so designated)
Sir Philip Craven	¡	TMC’s current Outside Member of the Board of Directors, Sir Philip Craven, served as an executive of the International Paralympic Committee. A summary of the business transactions entered into between TMC and the International Paralympic Committee has been omitted, since TMC has determined that a reasonable period has passed since Sir Philip Craven retired as an executive of the International Paralympic Committee and there will be no conflicts of interest with general shareholders of TMC.	In order to have Sir Philip Craven contribute to the increase of TMC’s corporate value as a Member of the Board of Directors by fulfilling his role of providing advice that reflects viewpoints of various stakeholders and contributing to human resource development by utilizing his experience and knowledge obtained through management of international organizations.
Designated as an Independent Member of the Board of Directors of TMC as he would be able to supervise the appropriateness of business conduct from a fair and neutral perspective because he is not (i) a person who executes business of the parent company or fellow subsidiary of TMC, (ii) a person who executes business of a major business counterparty of TMC, or (iii) an attorney, an accountant, a consultant or a relative (up to a second degree of kinship) of the foregoing who receives a large amount of money or other financial asset other than remuneration for directorship from TMC, and he does not fall under any of the categories of people who are required by stock exchange rules to explain their independence.

Masahiko Oshima	¡	TMC’s current Outside Member of the Board of Directors, Mr. Masahiko Oshima, served as an executive of Sumitomo Mitsui Banking Corporation. A summary of the business transactions entered into between TMC and Sumitomo Mitsui Banking Corporation has been omitted, since TMC has determined that, in light of the scale and nature of the business transactions, there are no conflicts of interest with general shareholders of TMC.	In order to have Mr. Masahiko Oshima contribute to the increase of TMC’s corporate value as a Member of the Board of Directors by fulfilling his role of providing advice on sustainable growth and improvement of capital efficiency by utilizing his experience, insight, and management track record in a wide range of areas, gained through local hands-on experience at global financial institutions.
Designated as an Independent Member of the Board of Directors of TMC as she would be able to supervise the appropriateness of business conduct from a fair and neutral perspective because she is not (i) a person who executes business of the parent company or fellow subsidiary of TMC, (ii) a person who executes business of a major business counterparty of TMC, or (iii) an attorney, an accountant, a consultant or a relative (up to a second degree of kinship) of the foregoing who receives a large amount of money or other financial asset other than remuneration for directorship from TMC, and he does not fall under any of the categories of people who are required by stock exchange rules to explain their independence.

Name	Independent Member of the Board of Directors	Supplementary Information	Reason for election as Outside Member of the Board of Directors (and the reason for designation as an Independent Member of the Board of Directors if so designated)
Emi Osono	¡	—	In order to have Ms. Emi Osono contribute to the increase of TMC’s corporate value as a Member of the Board of Directors by fulfilling her role of providing advice on promoting innovation and developing corporate culture based on her knowledge of corporate management through years of studying corporate strategy as well as her deep understanding of TMC’s corporate culture and values.
Designated as an Independent Member of the Board of Directors of TMC as she would be able to supervise the appropriateness of business conduct from a fair and neutral perspective because she is not (i) a person who executes business of the parent company or fellow subsidiary of TMC, (ii) a person who executes business of a major business counterparty of TMC, or (iii) an attorney, an accountant, a consultant or a relative (up to a second degree of kinship) of the foregoing who receives a large amount of money or other financial asset other than remuneration for directorship from TMC, and she does not fall under any of the categories of people who are required by stock exchange rules to explain their independence.

Establishment or non-establishment of an optional committee which corresponds to the Nominating Committee or Compensation Committee	Established

Status of establishment of an optional committee, members of the committee, and attributes of the chairperson of the committee

	Name of the Committee	Total Number of Members	Number of Full-time Members	Number of Inside Members of the Board of Directors	Number of Outside Members of the Board of Directors	Number of Outside Experts	Number of Others	Committee Chair (Chair-person)
Optional Committee Corresponding to the Nominating Committee	Executive Appointment Meeting	6	—	2	4	—	—	Inside Member of the Board of Directors
Optional Committee Corresponding to the Compensation Committee	Executive Compensation Meeting	6	—	2	4	—	—	Inside Member of the Board of Directors

Supplementary Information

Members of the Executive Appointment Meeting discuss recommendations to the Board of Directors concerning appointment/dismissal of Members of the Board of Directors and Audit & Supervisory Board Members. The Executive Compensation Meeting reviews the remuneration system for Members of the Board of Directors and senior management and determines the amount of remuneration for each Member of the Board of Directors, taking into account factors such as corporate performance as well as individual job responsibilities and performance. In order to ensure independence, the majority of the members at both meetings are Outside Members of the Board of Directors. The members of both meetings are Member and Vice Chairman of the Board of Directors Shigeru Hayakawa (Chairman), Member of the Board of Directors Yoichi Miyazaki, and Outside Members of the Board of Directors Ikuro Sugawara, Sir Philip Craven, Masahiko Oshima and Emi Osono.

[Auditors]

Establishment or non-establishment of an Audit & Supervisory Board	Established
Number of Audit & Supervisory Board Members pursuant to the Articles of Incorporation	7 persons
Number of Audit & Supervisory Board Members	6 persons

Cooperative relationships between Audit & Supervisory Board Members, Independent Accountants, and Internal Audit Division

Audit & Supervisory Board Members periodically receive reports from Independent Accountants on audit plans, methods and results of auditing at meetings of the Audit & Supervisory Board. They also hold meetings and exchange their opinions as they consider necessary concerning auditing in general.

As for internal auditing, a specialized independent department evaluates the effectiveness of internal controls over financial reporting. Audit & Supervisory Board Members receive reports from the department on audit plans, methods and results of auditing periodically or whenever necessary.

Election or non-election of Outside Audit & Supervisory Board Members	Elected
Number of Outside Audit & Supervisory Board Members	3 persons
Established number of Independent Audit & Supervisory Board Members within the Outside Audit & Supervisory Board Members	3 persons

Relationship with the Company (1)

Name	Attribution	Relationship with the Company (*)
		a	b	c	d	e	f	g	h	i	j	k	l	m
George Olcott	Academic
Ryuji Sakai	Attorney-at-law										¡
Catherine O’Connell	Attorney-at-law

*	Selected the relevant “Relationship with the Company”
*	¡ indicates the relevant item that the person falls under as of “today or recently.” Δ indicates the relevant item that the person falls under as of “previously.”
*

● indicates the relevant item that the person’s close family member falls under as of “today or recently.” ▲ indicates the relevant item that the person’s close family member falls under as of “previously.”

a	A management executive officer of the listed company or its subsidiary
b	A non-management executive director or accounting advisor of the listed company or its subsidiary
c	A management executive officer or non-management executive director of a parent company of the listed company
d	An Audit & Supervisory Board Member of a parent company of the listed company
e	A management executive officer of a subsidiary of a parent of the listed company
f	A person who has a significant business relationship with the listed company or who is a management executive officer of entity which has such significant business relationship
g	A person with whom the listed company has a significant business relationship or who is a management executive officer of entity with whom the listed company has a significant business relationship
h	A consultant, accounting expert or legal expert who receives significant remuneration or other assets from the listed company other than remuneration as a director or executive officer
i	A principal shareholder of the listed company (if a principal shareholder is a legal entity, a management executive officer of such legal entity)
j	A management executive officer of entity with whom the listed company has a business relationship (does not fall under f, g, and h) (only with respect to the person)
k	A management executive officer of a company whose outside director assumes the post on a reciprocal basis with the listed company (only with respect to the person)
l	A management executive officer of an entity to whom the listed company makes a donation
m	Other

Relationship with the Company (2)

Name	Independent Audit & Supervisory Board Member	Supplementary Information	Reason for election as Outside Audit & Supervisory Board Members (and the reason for designation as an Independent Audit & Supervisory Board Member if so designated)
George Olcott	¡	—	In order to have Mr. George Olcott contribute to the increase of TMC’s corporate value by having his extensive experience in the international financial markets, including in the investment banking industry, and his knowledge in global management relating to human resource development and corporate governance reflected in TMC’s managerial decision making.
Designated as an Independent Audit & Supervisory Board Member of TMC as he would be able to undertake audits from a fair and neutral perspective because he is not (i) a person who executes business of the parent company or fellow subsidiary of TMC, (ii) a person who executes business of a major business counterparty of TMC, or (iii) an attorney, an accountant, a consultant or a relative (up to a second degree of kinship) of the foregoing who receives a large amount of money or other financial asset other than remuneration for directorship from TMC, and he does not fall under any of the categories of people who are required by stock exchange rules to explain their independence.

Name	Independent Audit & Supervisory Board Member	Supplementary Information	Reason for election as Outside Audit & Supervisory Board Members (and the reason for designation as an Independent Audit & Supervisory Board Member if so designated)
Ryuji Sakai	¡	TMC’s current Outside Audit & Supervisory Board Member, Mr. Ryuji Sakai, belongs to Nagashima Ohno & Tsunematsu, with which TMC has business transactions. A summary of the business transactions entered into between TMC and Nagashima Ohno & Tsunematsu has been omitted, since TMC has determined that, in light of the scale and nature of the business transactions, there are no conflicts of interest with general shareholders of TMC.	In order to have Mr. Ryuji Sakai contribute to the increase of TMC’s corporate value by having his wealth of experience and highly specialized knowledge acquired through his many years of activities, mainly related to corporate legal matters including advisory services on corporate overseas expansion, overseas investment and other international transactions, and advisory services on various legal matters such as M&A, corporate governance, intellectual property rights and capital raising reflected in TMC’s managerial decision making.
Designated as an Independent Audit & Supervisory Board Member of TMC as he would be able to undertake audits from a fair and neutral perspective because he is not (i) a person who executes business of the parent company or fellow subsidiary of TMC, (ii) a person who executes business of a major business counterparty of TMC, or (iii) an attorney, an accountant, a consultant or a relative (up to a second degree of kinship) of the foregoing who receives a large amount of money or other financial asset other than remuneration for directorship from TMC, and he does not fall under any of the categories of people who are required by stock exchange rules to explain their independence.

Name	Independent Audit & Supervisory Board Member	Supplementary Information	Reason for election as Outside Audit & Supervisory Board Members (and the reason for designation as an Independent Audit & Supervisory Board Member if so designated)
Catherine O’Connell	¡	—	In order to have Ms. Catherine O’Connell contribute to the increase of TMC’s corporate value by having her knowledge of legal and compliance matters based on her wealth of practical experience in corporate legal departments and at law firms in Japan and abroad as well as her insight into international perspectives, diversity and inclusion reflected in TMC’s managerial decision making.
Designated as an Independent Audit & Supervisory Board Member of TMC as he would be able to undertake audits from a fair and neutral perspective because he is not (i) a person who executes business of the parent company or fellow subsidiary of TMC, (ii) a person who executes business of a major business counterparty of TMC, or (iii) an attorney, an accountant, a consultant or a relative (up to a second degree of kinship) of the foregoing who receives a large amount of money or other financial asset other than remuneration for directorship from TMC, and he does not fall under any of the categories of people who are required by stock exchange rules to explain their independence.

[Independent Members of the Board of Directors / Audit & Supervisory Board Members]

Number of Independent Members of the Board of Directors/Audit & Supervisory Board Members	7 persons

Other matters relating to Independent Members of the Board of Directors / Audit & Supervisory Board Members

All Outside Members of the Board of Directors / Audit & Supervisory Board Members that qualify as Independent Members of the Board of Directors / Audit & Supervisory Board Members have been designated as Independent Members of the Board of Directors / Audit & Supervisory Board Members.

[Incentives]

Implementation of measures on incentive allotment to Members of the Board of Directors	Adoption of performance-based compensation plan

Supplementary Information

For the policy and procedures of the performance-based compensation plan, please refer to “TMC’s Basic Policy on Corporate Governance and Capital Structure, Business Attributes and Other Basic Information/1. Basic Policy/Disclosure based on each principle of Corporate Governance Code.”

The Method of determining performance-based remuneration is as follows.

Directors with Japanese citizenship (excluding Outside Members of the Board of Directors)

TMC sets the total amount of remuneration (“Annual Total Remuneration”) received by each Member of the Board of Directors in a year based on consolidated operating income, the volatility of the market capitalization of TMC and individual performance evaluation. The balance after deducting monthly compensation as fixed remuneration from Annual Total Remuneration constitutes performance-based remuneration. TMC sets an appropriate executive compensation level for Annual Total Remuneration based on position and duties by considering factors including the size of each director’s role, and by referencing a benchmark group of companies located both in Japan and overseas. Consolidated operating income is the indicator for evaluating TMC’s efforts based on business performance, the volatility of the market capitalization of TMC is the corporate value indicator for shareholders and investors to evaluate TMC’s efforts, and individual performance evaluation is qualitative evaluation of performance of each Member of the Board of Directors. Annual Total Remuneration is set using a theoretical formula that takes into account the benchmarking results of remuneration for Members of the Board of Directors. Annual Total Remuneration is set for the Board of Directors based on consolidated operating income and the volatility of the market capitalization of TMC, and then adjusted based on individual performance evaluation. Individual performance evaluation is set within the range of 50% above or below Annual Total Remuneration in accordance with the position and job responsibilities, and the amount of Annual Total Remuneration for each member of the Board of Directors is calculated based on such evaluation results.

Directors with foreign citizenship (excluding Outside Members of the Board of Directors)

Fixed remuneration and performance-based remuneration are set based on the remuneration levels and structures that allow TMC to secure and retain talented personnel. Fixed remuneration is set, taking into account each member’s job responsibilities and the remuneration standards of such member’s home country (application determined based on each member’s job responsibilities and other factors). Performance-based remuneration is set based on consolidated operating income, the volatility of the market capitalization of TMC and individual performance, taking into account each member’s job responsibilities and the remuneration standards of such member’s home country (application determined based on each member’s job responsibilities and other factors). The concept of each item is the same as that for directors with Japanese citizenship (excluding Outside Members of the Board of Directors). There are cases where TMC provides income tax compensation for certain members of the Board of Directors in light of the difference in income tax rates with those of his or her home country.

Grantees of stock options

Supplementary Information

[Remuneration for Members of the Board of Directors]

Disclosure Status (of individual Member of the Board of Directors remuneration)	Only a portion of remuneration is individually disclosed.

Supplementary Information

Names and details of those who receive, in aggregate, consolidated remuneration of one hundred million Japanese yen or more will be disclosed on an individual basis in annual securities reports.

Annual securities reports and business reports are also made available for public inspection on TMC’s Internet website.

Existence of guidelines for the amount and calculation method of remuneration	Yes

Information regarding guidelines for the amount and calculation method of remuneration

Based on the resolution of the 115th Ordinary General Shareholders’ Meeting held on June 13, 2019 concerning remuneration for the Members of the Board of Directors of TMC, the maximum cash compensation was set at 3.0 billion yen per year (of which, the maximum amount payable to Outside Members of the Board of Directors is 0.3 billion yen per year), and the maximum share compensation was set at 4.0 billion yen per year. The number of Members of the Board of Directors as of the conclusion of the 115th Ordinary General Shareholders’ Meeting was nine (including three Outside Members of the Board of Directors).

In addition, the amount of Audit & Supervisory Board Members’ remuneration was set at 30 million yen or less per month, pursuant to the resolution of the 104th Ordinary General Shareholders’ Meeting, held on June 24, 2008. The number of Audit & Supervisory Board Members as of the conclusion of the 104th Ordinary General Shareholders’ Meeting was seven.

For basic policy on remuneration, please refer to “TMC’s Basic Policy on Corporate Governance and Capital Structure, Business Attributes and Other Basic Information/1. Basic Policy/Disclosure based on each principle of Corporate Governance Code.”

[Support System for Outside Members of the Board of Directors (Outside Audit & Supervisory Board Members)]

Full-time Audit & Supervisory Board Members, Members of the Board of Directors and others disclose adequate information to Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members, such as by giving prior explanations on agenda items to be proposed to the Board of Directors. In addition, the Audit & Supervisory Board Office has been established as a specialized independent organization to assist the Audit & Supervisory Board Members.

2. Matters pertaining to functions relating to the execution of duties, audit and supervision, appointment and decisions regarding remuneration, etc. (Outline of the current corporate governance system)

[System regarding Members of the Board of Directors]

With respect to the system regarding Members of the Board of Directors, TMC has comprehensively considered with the aim to satisfy its responsibilities in achieving sustainable growth and medium- to long-term enhancement of corporate value. TMC believes that it is critical to appoint individuals who are capable of contributing to decision-making aimed at sustainable growth into the future by practicing “product-centered and region-centered management” in keeping with the spirit of the “Toyoda Principles,” which set forth our founding philosophy. Moreover, these individuals should be able to play a significant role in transforming TMC into a “mobility company” through responding to electrification, intelligence, and diversification and external partnerships based on trust and friendship and internal two-way interactive teamwork, while working towards solutions for social challenges such as the climate change issue. Members of TMC’s “Executive Appointment Meeting,” a majority of which are Outside Directors, discuss recommendations to the Board of Directors concerning appointment/dismissal of Members of the Board of Directors.

Furthermore, four Outside Members of the Board of Directors have been appointed in order to adequately reflect the opinions of those from outside the company in management’s decision-making process, and all of them are registered as independent officer with the relevant financial instruments exchanges. TMC considers the appointment of Outside Members of the Board of Directors as independent officer in accordance with requirements for Outside Members of the Board of Directors set forth in the Companies Act and independence standards established by the relevant financial instruments exchanges. TMC’s Outside Members of the Board of Directors advise it in its management decision-making process based on their broad experiences and insight in their respective fields of expertise, independently from management structure.

The Board of Directors met 18 times in total in fiscal 2022. The Board of Directors actively deliberates a wide range of agenda items related to business strategies in addition to ordinary agenda items such as financial results and personnel.

[Execution of operations and supervision]

Together with the business units (in-house companies and Business Planning & Operation Units), operating officers, mainly consisting of the president, vice presidents and chief officers, to whom authority is delegated by the Board of Directors, will realize prompt decision-making and move forward with initiatives toward sustainable growth and medium- to long-term improvement of corporate value. At the “Sustainability Meetings,” in which Outside Members of the Board of Directors/Outside Audit & Supervisory Board Members also participate, external opinions and advice for sustainable growth are reflected in management for important sustainability-related issues, thereby contributing to the enhancement of corporate value.

In addition, TMC deliberates on and monitors management and corporate activities based on views of various stakeholders through a wide variety of bodies for deliberations, including the “Labor-Management Council, the Joint Labor-Management Round Table Conference.”

To enhance the system for internal audits, a specialized organization made independent of direct control by the management (Internal Audit Department staffed with 40 members) has been established, which reports TMC’s internal audit policies and audit results for each fiscal year to the Board of Directors and the Audit & Supervisory Board , and makes regular reports on internal business audits to the Audit & Supervisory Board. The status of accounting audits is reported by Independent External Auditors to the Audit & Supervisory Board Members (including Outside Audit & Supervisory Board Members) through the Audit & Supervisory Board. The Internal Audit Department evaluates the effectiveness of the system to secure the appropriateness of documents regarding financial calculation and other information in accordance with Section 404 of the U.S. Sarbanes Oxley Act and Article 24-4-4 (1) of the Financial Instruments and Exchange Law of Japan.

In order to enhance the reliability of the financial reporting of TMC, the three auditing functions — audit by Audit & Supervisory Board Members, internal audit, and accounting audit by Independent External Auditors — aid in conducting an effective and efficient audit through meetings held periodically and as necessary to share information and come to understandings through discussion on audit plans and results.

[System regarding auditing]

The status of auditing is as follows.

Name of auditor: PricewaterhouseCoopers Aarata LLC

Duration of auditing service: From 2006

Also note that the auditors after the merger with Toyota Motor Sales Company in July 1982 were as follows.

Ito Accounting & Consultancy Office: until fiscal year ended March 2000

ChuoAoyama PricewaterhouseCoopers: from fiscal year ended March 2001 until fiscal year ended March 2006

Note 1:	ITOH AUDIT CORPORATION was merged with ChuoAoyama PricewaterhouseCoopers to become ChuoAoyama PricewaterhouseCoopers as of January 1, 2001.
Note 2:	ChuoAoyama PricewaterhouseCoopers belonged to the same network as PricewaterhouseCoopers Aarata LLC

Certified public accountants who provided auditing service

Mami Kato

Kenji Tezuka

Takeshi Yamaguchi

Satoko Nakatani

Composition of assistants relating to auditing

Certified public accountants: 53

Persons who passed the accountant exam etc.: 28

Others: 46

[System regarding Audit & Supervisory Board Members]

TMC has adopted an Audit & Supervisory Board system. Six Audit & Supervisory Board Members (including three Outside Audit & Supervisory Board Members) play a role in TMC’s corporate governance efforts by undertaking audits in accordance with the audit policies and plans determined by the Audit & Supervisory Board. TMC aims to achieve sustainable growth globally in the future by transforming itself into a mobility company. In order to conduct audits appropriately, the Audit & Supervisory Board is composed of fulltime Audit & Supervisory Board Members who are familiar with internal affairs and Outside Audit & Supervisory Board Members who have a high level of expertise and insight. Further, Audit & Supervisory Board Members maintain an independent system that allows each of them to exert audit authority independently. With respect to Audit & Supervisory Board Members, TMC believes it is necessary to elect individuals who can advise management from a fair and neutral perspective. TMC is considering having members of TMC’s “Executive Appointment Meeting,” a majority of which are Outside Directors, discuss recommendations with respect to the appointment and/or dismissal of Audit & Supervisory Board Members.

TMC has appointed three Outside Audit & Supervisory Board Members, all of whom are registered as independent officers with the relevant financial instruments exchanges. TMC considers the appointment of Outside Audit & Supervisory Board Members in accordance with requirements for Outside Audit & Supervisory Board Members set forth in the Companies Act and independence standards established by the relevant financial instruments exchanges.

[Limited liability agreements]

TMC has entered into limited liability agreements with Outside Members of the Board of Directors and Outside Audit & Supervisory Board Members pursuant to Article 427, Paragraph 1 of the Companies Act to limit the amount of their liabilities stipulated in Article 423, Paragraph 1 of the Companies Act to the amount stipulated in Article 425, Paragraph 1 of the Companies Act.

3.	Reason for the selection of the current corporate governance system

TMC believes it is important to put in place a system that enables customer opinions and on-site information to be swiftly communicated to management in order to realize timely and accurate management decision-making, and enables it to review whether such management decisions are accepted by its customers and society. TMC believes that its current system, involving the supervision and auditing of the execution of business by its Board of Directors (including Outside Members of the Board of Directors) and Audit & Supervisory Board Members (including Outside Audit & Supervisory Board Members), is the most appropriate system.

III.    Implementation of measures for shareholders and other stakeholders

1.	Approach toward the vitalization of General Shareholders’ Meeting and the facilitation of exercise of voting rights

Supplementary Information
Early distribution of notice of convocation of General Shareholders’ Meeting	In connection with Ordinary General Shareholders’ Meetings, TMC distributes the notice of convocation of General Shareholders’ Meeting at an early date prior to the date of the meeting and posts the notice on its website prior to the distribution.

Scheduling of General Shareholders’ Meeting avoiding the date on which General Shareholders’ Meeting of companies are concentrated	TMC convenes a General Shareholders’ Meeting avoiding the date on which General Shareholders’ Meetings of companies are either most concentrated on or second most concentrated on.

Exercise of voting rights by electronic means	TMC enables shareholders to exercise voting rights on the Internet.

Measures aimed at participation in electronic voting platforms and other improvements in voting environments geared towards institutional investors	TMC participates in an electronic voting platform for institutional investors operated by ICJ Corporation.

Provision of summary English-language convocation notices	TMC creates English-language convocation notices, and makes them available on both its company website as well as within electronic voting platforms for institutional investors at the same time as the Japanese-language convocation notices.

2.	IR activities

	Supplementary Information	Explanation by Representative Members of the Board
Convene periodic briefing for individual investors	In addition to convening briefings a few times a year (not regularly scheduled), on the exclusive site for individual investors, the operating summary and business activities are clearly disclosed.	No

Convene periodic briefing for analysts and institutional investors	Explaining financial results and business strategies of the relevant business year every quarter. Also convenes business briefings (unscheduled) concerning the medium- and long-term direction of the business.	Yes

Convene periodic briefing for foreign investors	Explaining financial results and business strategies of the relevant business year every quarter. In addition, business briefings (unscheduled) concerning the medium- and long-term direction of the business are convened.	Yes

Disclosure of IR documents on the website	In addition to legal disclosure documents such as annual securities reports, reference materials for earnings results briefings, etc. are timely disclosed as well. TMC works to enhance its information services by distributing videos of TMC’s press conferences, such as announcements of new model launches. Through the “Integrated Report,” TMC describes and conveys to stakeholders its long-term strategy for enhancing its corporate value and the ways that it is contributing to the sustainable development of society. Integrated Report https://global.toyota/en/ir/library/annual/	—

IR related divisions (personnel)	TMC maintains IR personnel in the Accounting Group and Public Affairs Division, and offices resident IR personnel in New York, U.S.A. and London, U.K.	—

Other	Implementing one-on-one meetings with investors, plant tours, etc.	—

3.	Activities concerning respect for stakeholders

Supplementary Information
Setting forth provisions in the internal regulations concerning respect for the stakeholders’ position

For sustainable development, TMC has engaged in management emphasizing all of its stakeholders, and worked to maintain and develop favorable relationships with its stakeholders through open and fair communication. This philosophy is outlined and disclosed in the Corporate Social Responsibility Policy (“Sustainability Fundamental Policy”) “Contribution towards Sustainable Development.”

https://global.toyota/en/sustainability/csr/policy/

Promotion of environmental preservation activities and CSR activities

TMC has aimed to contribute to the creation of a prosperous society through its business activities based on the Guiding Principles at Toyota while continuing to uphold the spirit of the Toyoda Principles, which we have inherited since its foundation. In 2020, TMC complied the Toyota Philosophy in the aim to be the “best company in town” that is both loved and trusted by local people to achieve the mission of “Producing Happiness for All.” TMC will strive to contribute to the sustainable development of the society and planet by promoting sustainability under the Toyota Philosophy.

With regards to climate change, in April 2021, TMC announced that it would aim to take on global-scale challenges to achieve carbon neutrality by 2050.

In addition, TMC discloses its specific efforts regarding sustainability in its “Sustainability Data Book.”

Sustainability Data Book

https://global.toyota/en/sustainability/report/sdb/

Information on sustainability

https://global.toyota/en/sustainability/

Establishment of policy concerning disclosure of information to stakeholders	TMC has engaged in timely and fair disclosure of its operating results, financial condition and non-financial information as stated in the Sustainability Fundamental Policy “Contribution towards Sustainable Development”. In order to ensure the accurate, fair, and timely disclosure of information, TMC has established the Disclosure Committee chaired by an officer of the Accounting Division. The Committee holds regular meetings for the purpose of preparation, reporting and assessment of its annual securities report and quarterly report under the Financial Instruments and Exchange Law of Japan and Form 20-F under the U.S. Securities Exchange Act, and also holds extraordinary committee meetings from time to time whenever necessary.

Supplementary Information
Others

[Independent Action Plan to Promote Female Employee Participation in the Workplace]

Since TMC began full-scale hiring of women for office and technical positions in 1992 as part of its HR policy to respect diversity, it has focused on various actions aimed at enhancing and strengthening support for working mothers from the standpoint of long-term employment and human resource development. As a result of these actions, the turnover rate for women in office and technical positions has declined, and the number of female managers has steadily increased (from 7 in 2003 to 354 in 2022).

Currently, activities center around further promotion of women in the workforce, taking further actions to enhance and strengthen the following activities, with the aim of encouraging female workers to return to work early from maternity leave in order to minimize career delay after taking long-term maternity leave.

<<Main Activities>>

[Hiring]

▪  Higher new employee hiring rates for female graduates
Stronger hiring efforts are being made to achieve employment and manager position ratios for women in office and technical positions that are equivalent to the ratio in the relevant labor market over the medium- and-long term (office: 40%, technical: 10%).

Hiring results in April 2023 for office positions were 46%, for technical positions were 12%, and for skilled positions were 23%.

[Expansion of policies providing support for working while raising children and improving workplace environment for early return to work]

▪  Development of child care facilities

●  Addition of in-house child care facilities (four facilities with the capacity of 460 children have been added since fiscal 2018)

●  Early morning and overnight child care, child care for sick children, shuttle bus services between plants and child care facilities and other services

▪  Enhancement of systems that encourage achieving a balance between working and parenting

●  Child care leave, reduced working hours, leave to take care of sick or injured children, and other similar programs where the range of employees entitled to them go beyond the statutory requirements

●  System to allow working from home

●  System to allow people with shiftwork positions at plants to exclusively work day-time

●  System to allow people with shiftwork positions at plants to exclusively work day-time and also start working later than the fixed starting time

●  Subsidizing child care costs (e.g., babysitter costs) to employees who have returned to work after a shorter child care leave than the standard period

●  promoting male employees’ participation in childcare (by, for instance, including such topic in career interviews and identifying concerns and difficulties felt by the superiors and subordinates of male employees who provide childcare)

●  Creating an environment where employees can balance work and fertility treatment (e.g., enhancing absence and leave system, nurturing workplace culture)

●  Work and childcare balance system: raise the age of children whose parents would be eligible

●  Shorter working hours for childcare and nursing care: eliminate restrictions on the number of times possible to extend working hours

●  Establishment of an environment in which all applicants can take partner childcare leave (100% of the applicants took this leave in fiscal 2023)

Supplementary Information

[Formation of career consciousness at an early stage and systematic and thorough human resource development]

●  Establish and carry out tailored career plans for women based on each of their life events

●  Introduction of the Career Comeback System for the rehiring of employees who had resigned because of a spouse’s transfer, etc.

●  When the spouse is assigned overseas, arranging assignment of the employee to the same overseas location, or assisting the employee in finding a job at a TMC Group entity

●  Providing information on various systems that offer support and introducing role models through the Intranet

●  Holding pre-maternity leave seminars (office, technical and administrative positions) and meetings to support women striving to achieve a balance between working and parenting (technical positions)

●  Allocating mentors for management candidates and newly-promoted members

[Others]

▪  Continuing participation in the “Toyota Group Female Engineer Fund / Foundation”

●  The Toyota Female Engineer Development Foundation was established in 2014 to foster and support female engineers working in the field of manufacturing.

●  In fiscal 2022, female engineers at the Company visited 12 middle and high schools to speak about the appeals of their jobs, with approximately 2,200 students participating.

●  For female science and engineering students, TMC provided scholarship of 600,000 yen per year and opportunities where they can exchange with female engineers and students of other universities. In fiscal 2022, 80 students participated as new scholarship students. The scholarship students to date totaled 863.

<<Target to promote female employee participation in the workplace >>

Under the Act on Promotion of Women’s Participation and Advancement in the Workplace, TMC has set the following targets.

●  The number of females in managerial positions in 2014, when the target was set, to be increased fourfold by 2025, and fivefold by 2030

●  To increase users of the teleworking system to more than 50% of all employees (except for production workers and managers) by 2025, irrespective of whether teleworking for childcare or nursing purposes

Supplementary Information

[Appointment of female managers]

As of the filing date of this report, there are two females among the Members of the Board of Directors and Audit & Supervisory Board Members: Emi Osono is one of the 10 Members of the Board of Directors, and Catherine O’Connell is one of the six Audit & Supervisory Board Members.

In addition, Yumi Otsuka serves as a senior fellow.

[Recruitment and Retention of Diverse Human Resources]

▪  Expansion of mid-career recruitment

●  TMC is expanding its efforts to achieve a 50% ratio of mid-career hires over the medium term.

(30% in the fiscal year ended March 31, 2021, 39% expected in the fiscal year ended March 31, 2022, and 41% in the fiscal year ended March 31, 2023)

●  TMC is actively recruiting human resources with expertise not found within TMC.
(Ratio of mid-career hires with expertise in software: 35% in the fiscal year ended March 31, 2021, 40% in the fiscal year ended March 31, 2022, and 46% in the fiscal year ended March 31, 2023)

▪  Support for retention of mid-career hires

●  TMC is promoting initiatives to improve access to information that mid-career hires need immediately after joining the company.

(Providing briefings for new hires (including archives), and establishing an intranet)

●  TMC is working to ensure mid-career hires become familiar with TMC’s way of working. (Providing training for mid-career hires (TPS, problem solving and history training)

●  TMC has established a personnel network to reflect the real voices of mid-career hires in its measures.

(Holding roundtable discussions for mid-career hires and providing 360-degree feedback)

●  TMC has formulated onboarding guidelines and established an intranet for workplaces accepting mid-career hires

IV.    Basic Approach to Internal Control System and its Development

1.	Basic Policy Regarding the System to Secure the Appropriateness of Business

Basic understanding of system to ensure appropriateness of business operations

TMC, together with its subsidiaries, has created and maintained a sound corporate climate based on the “Guiding Principles at Toyota” and the “Toyota Code of Conduct.” TMC integrates the principles of problem identification and continuous improvement into its business operation process and makes continuous efforts to train employees who will put these principles into practice.

System to ensure the appropriateness of business operations and outline of implementation status of such systems

TMC has endeavored to establish a system for ensuring the appropriateness of business operations as a corporate group and the proper implementation of that system in accordance with the “Basic Policies on Establishing Internal Controls.” Each business year, TMC inspects the establishment and implementation of internal controls to confirm that the organizational units responsible for implementing internal controls are functioning autonomously and are enhancing internal controls as necessary, and findings from the inspection are reviewed at Sustainability Meetings and the Board of Directors’ meetings.

(1)	System to ensure that Members of the Board of Directors execute their responsibilities in compliance with relevant laws and regulations and the Articles of Incorporation

[System]

1)    TMC will ensure that Members of the Board of Directors act in compliance with relevant laws and regulations and the Articles of Incorporation, based on the Code of Ethics and other explanatory documents that include necessary legal information, presented on occasions such as explanation to members of the Board of Directors when they assume office.

2)    TMC will make decisions regarding business operations after comprehensive discussions at the Board of Directors’ meeting and other meetings of various cross-sectional decision-making bodies. Matters to be decided are properly submitted and discussed at the meetings of those decision-making bodies in accordance with the relevant rules.

3)    TMC will appropriately discuss significant matters and measures relating to issues such as corporate ethics, compliance and risk management at the Sustainability Meetings or the Board of Directors’ meetings, etc.

[Implementation status]

1)    TMC has stipulated the fundamental provisions to be observed by Members of the Board of Directors and other executives in the “Guiding Principles at Toyota,” the “Toyota Code of Conduct,” the “Code of Ethics,” etc., and all executives have been familiarized with these provisions. The relevant laws and regulations and the Articles of Incorporation that executives are to observe are listed in manuals to make all executives familiarized with those laws, regulations and rules and we conduct compliance education for newly appointed executives.

2)    In executing business operations, matters to be discussed are properly presented to the Board of Directors and cross-sectional decision-making bodies in accordance with regulations that identify the matters to be discussed with decision-making bodies. Matters are then comprehensively examined before decisions are made. The following matters require a resolution of the Board of Directors: (1) matters stipulated in the Companies Act and other laws and ordinances, (2) matters stipulated in the Articles of Incorporation, (3) matters delegated for resolution at the General Shareholders’ Meeting, and (4) other material business matters. The following matters are required to be reported to the Board of Directors: (1) status of execution of business operations and other matters stipulated in the Companies Act and other laws and ordinances and (2) other matters deemed necessary by the Board of Directors.

3)    With the aim of establishing a governance structure that can deliver sustainable growth over the medium- to long-term in accordance with the “Guiding Principles at Toyota,” “Toyota Global Vision,” “Toyota Philosophy,” etc., TMC deliberates on important topics pertaining to sustainability, corporate ethics, compliance and risk management as well as responses thereto at Sustainability Meetings or the Board of Directors’ meetings, etc.

(2)	System to retain and manage information relating to the execution of the duties of Members of the Board of Directors

[System]

Information relating to exercising duties by Members of the Board of Directors shall be appropriately retained and managed by each division in charge pursuant to the relevant internal rules and laws and regulations.

[Implementation status]

In accordance with the relevant internal rules as well as laws and regulations, all organizational units are required to properly retain and manage materials used by decision-making bodies, minutes of meetings, and other information needed for the execution of duties by Members of the Board of Directors. TMC has established global systems and mechanisms for addressing full range of information security issues, including the management of confidential information, and regularly conducts inspections of progress being made in this regard by TMC and its subsidiaries.

(3)	Rules and systems related to the management of risk of loss

[System]

1)    TMC will properly manage the capital fund through its budgeting system and other forms of control, conduct business operations, and manage the budget, based on the authorities and responsibilities in accordance with the “Ringi” system (effective consensus-building and approval system) and other systems. Significant matters will be properly submitted and discussed at the Board of Directors’ meeting and other meetings of various bodies in accordance with the standards stipulated in the relevant rules.

2)    TMC will ensure accurate financial reporting by issuing documentation on the financial flow and the control system, etc., and by properly and promptly disclosing information through the Disclosure Committee.

3)    TMC will manage various risks relating to safety, quality, the environment, etc. and compliance by establishing coordinated systems with all regions, establishing rules or preparing and delivering manuals and by other means, as necessary through each relevant division.

4)    As a precaution against events such as natural disasters, TMC will prepare manuals, conduct emergency drills, arrange risk diversification and insurance, etc. as needed.

[Implementation status]

1)    Budget is allocated to each organizational unit assigned to administer each expense item, general expenses, research and development expenses, capital expenditures, etc. and is managed in accordance with the earnings plan. Significant matters are properly submitted for discussion in accordance with standards in the rules stipulating the matters to be discussed at the Board of Directors and other decision-making bodies.

2)    To ensure accurate financial reporting, commentaries are prepared on financial information collected to prepare consolidated financial reports, and these are distributed to subsidiaries as necessary. To ensure the timely and proper disclosure of information, information is collected through the Disclosure Committee, where decisions on the need for disclosure are made.

Processes of TMC and its key subsidiaries are being documented as required by law, and the effectiveness of internal control systems with respect to financial reporting is evaluated. The effectiveness of the disclosure process is also evaluated.

3)    Regional CROs have been appointed to develop and oversee risk management systems for their respective regions under the supervision of CRO and DCRO, who is responsible for global risk management of safety, quality, environmental and other risks. In addition, at the internal head offices, TMC has appointed the chief officer for each group and the risk manager for each department and division to be in charge of risk management for each function, and at each in-house company, TMC has appointed the president and the risk manager to be in charge of risk management for each product. Through this, TMC has established systems that enable collaboration and support with each regional headquarters, and these systems are reviewed and reinforced as necessary.

In the area of quality, the Global-CQO (Chief Quality Officer) is in charge of each Regional-CQO, and is promoting the improvement of products and services sincerely reflecting customer feedback, as well as the manufacturing that is in compliance with laws and regulations, across the entire company globally. TMC is also monitoring market developments and establishes and enhances management structure that responds to quality risks.

4)    To prepare against disaster, Group/Region and all divisions have formulated business continuity plans (BCPs) for resuming production and restoring systems, among others, and they are continuing to improve these BCPs by conducting regular training (initial responses and restoration efforts) each year. TMC has also adopted a three-pronged approach to business continuity management (BCM) entailing concerted efforts by employees and their families, Toyota Group companies and their suppliers, and TMC.

(4)	System to ensure that Members of the Board of Directors exercise their duties efficiently

[System]

1)    TMC will manage consistent policies by specifying the policies at each level of the organization based on the medium- to long-term management policies and the Company’s policies for each fiscal term.

2)    Members of the Board of Directors will promptly determine the management policies based on precise on-the-spot information and, in accordance with Toyota’s advantageous “field-oriented” approach, appoint and delegate a high level of authority to officers who take responsibility for business operations in each in-house company, region, function, and process. The responsible officers will proactively compose relevant business plans under their leadership and execute them in a swift and timely manner in order to carry out Toyota’s management policies. Members of the Board of Directors will supervise the execution of duties by the responsible officers.

3)    TMC, from time to time, will make opportunities to listen to the opinions of various stakeholders, including external experts in each region, and reflect those opinions in TMC’s management and corporate activities.

[Implementation status]

1)    TMC has formulated a medium-term management plan for each region, as well as in-house company management plans, based on long-term business strategies that reflect its customers’ medium- to long-term values, technological trends, and so on. In addition, TMC formulates a “Policy Guideline” establishing the general direction in which TMC should proceed that year. Furthermore, policies are managed consistently with such guideline by putting them into practice at each level of TMC’s organization.

2)    TMC has established product-based in-house companies, and adopted a field-oriented Group-wide organization in which each region, function and process is regarded as a “Group/Region” within which the “in-house companies” and individual divisions of the Group/Region play key roles in executing operations. The Board of Directors makes decisions efficiently by appropriately receiving updates on the company’s situation that are in line with the field from the president and chief officers who are also Operating Officers. The in-house company presidents and responsible officers responsible for business execution are independently formulating and implementing policies for each organizational unit, and chief officers and higher management are supervising these efforts.

3)    TMC has created opportunities to hear opinions from various stakeholders such as external experts in each region to obtain advice and information from an outside perspective, and utilizes them in the consideration of approaches to management and corporate activities.

(5)	System to ensure that employees conduct business in compliance with relevant laws and regulations and the Articles of Incorporation

[System]

1)    TMC will clarify the responsibilities of each organization unit and maintain a basis to ensure continuous improvements in the system.

2)    TMC will continuously review the legal compliance and risk management framework to ensure effectiveness. For this purpose, each organization unit shall confirm the effectiveness by conducting self-checks, among others, and report the result to the Sustainability Meetings and other meetings.

3)    TMC will promptly obtain information regarding legal compliance and corporate ethics and respond to problems and questions related to compliance through its hotline called “Toyota Speak Up Line” that TMC established, as well as through other channels.

[Implementation status]

1)    TMC has worked to “visualize” operations and improve the transparency of responsibility authority by clarifying the responsibilities of each organizational unit and making it available to all employees on the internal site. TMC is also providing training relating to problem-solving abilities in education programs for new recruits as well as in personnel-grade-specific education programs. TMC is fostering a workplace culture for quickly discovering and resolving problems by “genchi genbutsu” and making “kaizen” (improvements) to prevent recurrences.

2)    TMC has been providing education to a wide range of employees including newly hired employees to ensure that all employees acquire basic knowledge about compliance so as to improve compliance awareness throughout the Company. Each organizational unit inspects its compliance framework in its key risk areas and undertakes efforts to make improvements. The outcome of these efforts is reported at Sustainability Meetings.

3)    TMC has established a hotline called “Toyota Speak Up Line” to enable employees to consult with outside attorneys or the relevant internal persons in charge about problems and questions concerning compliance. TMC conducts investigations of the facts and takes necessary measures once informed of an issue. The details of these consultations and outcomes of the measures subsequently taken are reported to the relevant executives at TMC.

(6)	System to ensure the appropriateness of business operations of the corporation and the business group consisting of the parent company and subsidiaries

[System]

To share Toyota’s management principles, TMC will expand the “Guiding Principles at Toyota” and the “Toyota Code of Conduct” to its subsidiaries, and develop and maintain a sound environment of internal controls for the business group by also promoting its management principles through exchanges of personnel.

In addition, TMC will manage its subsidiaries in a comprehensive manner appropriate to their positioning by clarifying the roles of the division responsible for the subsidiaries’ financing and management and the roles of the division responsible for the subsidiaries’ business activities. Those divisions will confirm the appropriateness and legality of the operations of the subsidiaries by exchanging information with those subsidiaries, periodically and as needed.

1.    System concerning a report to the corporation on matters relating to the execution of the duties of Members of the Board of Directors, etc. of subsidiaries

TMC will require prior consent of TMC or a report to TMC on important managerial matters of subsidiaries based on the internal rules agreed between TMC and its subsidiaries. The important managerial matters of subsidiaries will be discussed at TMC’s Board of Directors’ meeting and other meetings in accordance with the standards stipulated in the relevant rules relating to submission of matters to such meetings.

2.    Rules and systems related to the management of risk of loss at subsidiaries

TMC will require its subsidiaries to establish a system to implement initiatives related to the management of risk, such as finance, safety, quality, environment, and natural disasters, and require them to immediately report to TMC on significant risks. TMC will discuss significant matters and measures at the Sustainability Meetings or the Board of Directors’ meeting, etc. in accordance with the standards stipulated in the relevant rules relating to submission of matters to such meetings.

3.    System to ensure that Members of the Board of Directors, etc. of subsidiaries exercise their duties efficiently

TMC will require Members of the Board of Directors of its subsidiaries to promptly determine the management policies based on precise on-the-ground information, determine responsibilities, implement appropriate delegation of authority based on the responsibilities, and efficiently conduct business.

4.    System to ensure that Members of the Board of Directors, etc. and employees of subsidiaries conduct business in compliance with relevant laws and regulations and the Articles of Incorporation

TMC will require its subsidiaries to establish a system concerning compliance. TMC will periodically confirm its status and report the result to TMC’s Sustainability Meetings and other meetings.

TMC will promptly obtain information regarding legal compliance and corporate ethics of its subsidiaries and respond to problems and questions related to compliance of its subsidiaries through the whistleblower offices established by its subsidiaries and through the whistleblower office that TMC has established outside the company and cover its subsidiaries in Japan and other channels.

[Implementation status]

TMC has extended the “Guiding Principles at Toyota” and the “Toyota Code of Conduct” to its subsidiaries. Through that as well as propagating the corporate philosophy through personnel exchanges, TMC is providing direction to ensure that these principles are suitably incorporated into the management philosophies and behavioral guidelines of its subsidiaries.

TMC clarified roles and tasks relating to subsidiary management and each department is managing the subsidiaries in a comprehensive manner appropriate to their positioning. Furthermore, each fiscal year TMC conducts inspections of subsidiary management by each department, the results of which are confirmed at the Board of Directors’ meetings, etc.

1.    TMC is providing direction to ensure that on important managerial matters at its subsidiaries, prior consent is sought from TMC or reports are submitted to TMC in accordance with internal rules agreed upon between TMC and its subsidiaries. Of such important managerial matters, those that have implications for Group operations are discussed at TMC’s Board of Directors’ meetings in accordance with TMC’s standards stipulating matters to be discussed at the Board of Directors.

2.    TMC is requiring its subsidiaries to establish a system to implement initiatives related to the management of risk, such as finance, safety, quality, environment, and natural disasters, and require them to immediately report to TMC on significant risks through regular communication with the subsidiaries. Significant matters and measures related thereto are discussed at the Sustainability Meetings or the Board of Directors’ meetings, etc. in accordance with the standards relating to submission of matters.

3.    TMC confirms that the organizational structure is reviewed at its subsidiaries to ensure efficient execution of operations, that responsibilities are being determined appropriately, and that authority is being appropriately delegated, and requires improvements to be made as necessary.

4.    TMC examines significant risk areas to ensure that each subsidiary’s systems for compliance are adequate and undertakes activities to improve these systems and reports the outcomes of these activities at its Sustainability Meetings, etc.

TMC has extended to its subsidiaries the financial compliance rules that should be instituted at the subsidiaries. TMC also provides subsidiaries with direction on carrying out regular voluntary inspections to ensure that these rules are permeated into the day-to-day operations of its subsidiaries.

In addition, to ensure that the duties performed by directors, etc. of subsidiaries are in compliance with laws and regulations, TMC is working to raise awareness among those directors, etc. of the laws and regulations that they need to comply with, key points for ensuring such compliance, and so on.

TMC is made aware of problems and questions related to compliance at its subsidiaries through the whistleblower offices established by its subsidiaries and through the whistleblower office that TMC has established outside the company to cover its subsidiaries in Japan. Factual investigations are conducted by subsidiaries and relevant divisions of TMC, and necessary measures, including corrective measures and reporting to relevant executives, are taken.

(7)

System concerning employees who assist the Audit & Supervisory Board Members when required; System concerning independence of the said employees from Members of the Board of Directors; and System to ensure the effectiveness of instructions from the Audit & Supervisory Board Members to the said employees

[System]

TMC has established the Audit & Supervisory Board Office and has assigned a number of full-time staff to support this function. The said employees must follow the directions and orders from the Audit & Supervisory Board Members, and any changes in its personnel will require prior consent of the Audit & Supervisory Board or a full-time Audit & Supervisory Board Member selected by the Audit & Supervisory Board.

[Implementation status]

TMC has established the Audit & Supervisory Board Office and has assigned a number of full-time staff to support this function. Prior consent of Audit & Supervisory Board Member selected by the Audit & Supervisory Board is obtained for organizational changes to and personnel of the Audit & Supervisory Board Office.

(8)	System concerning a report to Audit & Supervisory Board Members and System to ensure that a person who has made the said report does not receive unfair treatment due to the making of said report

[System]

1)    Members of the Board of Directors, from time to time, will properly report to the Audit & Supervisory Board Members any major business operations through the divisions in charge. If any fact that may cause significant damage to TMC and its subsidiaries is discovered, they will report the matter to the Audit & Supervisory Board Members immediately.

2)    Members of the Board of Directors, Operating Officers, and employees will report on the business upon requests by the Audit & Supervisory Board Members periodically and as needed, and Members of the Board of Directors, etc. of subsidiaries will report as necessary. In addition, Members of the Board of Directors, Operating Officers, and employees will report to Audit & Supervisory Board Members on the significant matters that have been reported to the whistleblower offices established by TMC or its subsidiaries.

3)    TMC maintains internal rules stipulating that a person who has made a report to the Audit & Supervisory Board Members will not receive unfair treatment due to the making of said report.

[Implementation status]

1)    Members of the Board of Directors, Operating Officers, employees, and TMC’s subsidiaries are required to properly submit business reports to Audit & Supervisory Board Members, to report as necessary at meetings of the Audit & Supervisory Board, and to immediately report to Audit & Supervisory Board Members any fact discovered that may cause significant damage to TMC or its subsidiaries.

2)    TMC regularly reports to the Audit & Supervisory Board Members on the matters reported to or consulted with the hotline called “Toyota Speak Up Line”, the whistleblower office that TMC has established outside the company to cover its subsidiaries in Japan, and the whistleblower offices established by its subsidiaries.

3)    TMC has established and disseminated provisions in its rules on whistleblowing to ensure that a person who has made a report to the Audit & Supervisory Board Members will not receive unfair treatment due to the making of said report.

(9)

Policies on prepaid expenses for the execution of the duties of the Audit & Supervisory Board Members, on expenses for procedures for repayment and the execution of other relevant duties, or on debt processing

[System]

Regarding the expenses necessary for the Audit & Supervisory Board Members to execute their duties, TMC will take appropriate budgetary steps to secure the amount that the Audit & Supervisory Board Members deem necessary. TMC will also pay for expenses that become necessary as a result of circumstances that were not expected at the time of the taking of budgetary steps.

[Implementation status]

TMC has taken appropriate budgetary steps at the beginning of the fiscal year as part of ordinary corporate procedures for expenses deemed necessary by the Audit & Supervisory Board Members for them to execute their duties. TMC also pays for expenses that become necessary as a result of circumstances that were not expected when the budgetary steps were taken.

(10)	Other systems to ensure that the Audit & Supervisory Board Members conducted audits effectively

[System]

TMC will ensure that the Audit & Supervisory Board Members attend major Executives’ Meetings, inspect important Company documents, and make opportunities to exchange information between the Audit & Supervisory Board Members and Accounting Auditor periodically and as needed, as well as appoint external experts.

[Implementation status]

In addition to establishing a system whereby Audit & Supervisory Board Members can attend meetings of executive bodies that deliberate and decide on important projects, TMC ensures that important Company documents requested by Audit & Supervisory Board Members are made available to them. TMC also arranges for opportunities for the Audit & Supervisory Board Members and Accounting Auditor to exchange information at Audit & Supervisory Board meetings and other meetings convened as necessary.

2.	Basic Policy and Preparation towards the Elimination of Antisocial Forces

(1)	Basic Policy for Elimination of Antisocial Forces

Based upon the “Guiding Principles at Toyota” and the “Toyota Code of Conduct,” TMC’s basic policy is to have no relationship with antisocial forces. TMC will take resolute action as an organization against any undue claims and actions by antisocial forces or groups, and has drawn the attention of such policy to its employees by means such as clearly stipulating it in the “Toyota Code of Conduct.”

(2)	Preparation towards Elimination of Antisocial Forces

1)	Establishment of Divisions Overseeing Measures Against Antisocial Forces and Posts in Charge of Preventing Undue Claims

TMC established divisions that oversee measures against antisocial forces (“Divisions Overseeing Measures Against Antisocial Forces”) in its major offices as well as assigned persons in charge of preventing undue claims. TMC also established a system whereby undue claims, organized violence and criminal activities conducted by antisocial forces are immediately reported to and consulted with Divisions Overseeing Measures Against Antisocial Forces.

2)	Liaising with Specialist Organizations

TMC has been strengthening its liaison with specialist organizations by joining liaison committees organized by specialists such as the police. It has also been receiving guidance on measures to be taken against antisocial forces from such committees.

3)	Collecting and Managing Information concerning Antisocial Forces

By liaising with experts and the police, Divisions Overseeing Measures Against Antisocial Forces share up-to-date information on antisocial forces and utilize such information to call TMC’s employees’ attention to antisocial forces.

4)	Preparation of Manuals

TMC compiles cases concerning measures against antisocial forces and distributes them to each department within TMC.

5)	Training Activities

TMC promotes training activities to prevent damages caused by antisocial forces by sharing information on antisocial forces within the company as well as holding lectures at TMC and its group companies.

V. Others

1.	Matters regarding defense against a takeover bid

Matters regarding defense against a takeover bid        None

Supplementary Information

No measures to defend against a takeover bid are scheduled to be adopted.

2.	Matters regarding other corporate governance systems, etc.

Company Structure and Procedures Regarding Timely Disclosure

The following describes TMC’s company structure and procedures regarding the timely disclosure of Company information.

(Guiding Principles)

TMC practices its guiding principle of disclosing operating results, financial condition and non-financial information in a timely and appropriate manner. Such guiding principles are set forth in the Sustainability Fundamental Policy “Contribution towards Sustainable Development.”

(Disclosure Committee and its Purpose)

TMC has established a Disclosure Committee that is chaired by the chief officer of the Accounting Group in an effort to ensure that the information disclosed is accurate, fair and timely.

The Disclosure Committee meets periodically to draft, report and assess annual and quarterly reports prepared pursuant to the Japanese Financial Instruments and Exchange Act, and annual reports prepared pursuant to the U.S. Securities Exchange Act of 1934, as amended. The Disclosure Committee also holds meetings on an ad hoc basis as necessary.

(Procedures of the Disclosure Committee)

The Disclosure Committee performs the following procedures:

(1)	Collection of information

Collect information of TMC and its subsidiaries that may be subject to disclosure based on the materiality standards set forth by the Disclosure Committee through periodic and timely communications with the heads of the relevant divisions responsible for information disclosure.

(2)	Assessment of material information to be disclosed

Assess disclosure of collected information based on applicable laws, regulations and guidelines, such as stock exchange rules, the Japanese Financial Instruments and Exchange Act, and the U.S. Securities Exchange Act.

(3)	Disclosure based on assessment

Based on the assessment made above, disclose information in a timely manner. When necessary, a report to the Board of Directors, the company representative and certification procedures on the disclosure documents will precede the disclosure. The Audit & Supervisory Board Members (or the Audit & Supervisory Board) may receive reports from the Disclosure Committee as necessary and may provide opportunities for reporting and Q & A sessions with company representatives.

(4)	Ensuring of appropriate information collection and disclosure procedures

Make further efforts to enhance the company structure pertaining to timely and fair disclosure: the internal auditing division assesses the overall information disclosure process, and independent external auditors and outside legal counsel provide support in establishing disclosure controls and procedures, and offer guidance on the sufficiency and appropriateness of the disclosure information.

(5)	Provision of company regulation

Details of the procedures and the organizational structure mentioned above are stipulated in the Company’s internal disclosure guidelines.

“Toyota Philosophy”

MISSION	Producing Happiness for All Using our technology, we work towards a future of convenience and happiness, available to all
VISION

Creating Mobility for All

Toyota strives to raise the quality and availability of mobility so that individuals, businesses, municipalities and communities can do more, while achieving a sustainable relationship with our planet

VALUE	The Toyota Way We unite our three strengths (Software, Hardware and Partnerships) to create new and unique value that comes from the Toyota Way

Business-strategy Reasons for Holding, and Shareholding Status of, Strategically-held Shares and the Breakdown by Issue

a.	Business-strategy Reasons for Holding Strategically-held Shares

Company	Balance sheet value (Millions of yen)	Investment Ratio (%) (Note 1)	Business-strategic Reasons for Shareholding
KDDI CORPORATION	1,296,639	13.76

In the midst of the trend toward liberalization of the telecommunications sector in the 1980s, to achieve synergy effects on the enhancement of its automobile business, TMC entered the information and communications business and invested in Teleway Japan Corporation (“TWJ”) in 1984 and NIPPON IDOU TSUSHIN CORPORATION (“IDO”) in 1987. After that, TWJ merged with Kokusai Denshin Denwa Co., Ltd. (“KDD”) in 1998, and DDI CORPORATION (DDI), KDD and IDO merged to create KDDI Corporation (“KDDI”) in October 2000, making TMC one of the shareholders of KDDI.

Since 2002, prompted by the increase in internet-connected vehicles, TMC and KDDI have cooperated on G-BOOK and other services for the telematics business of Toyota. In addition, the two companies have been working together since 2016 to build a global communications platform to ensure stable high-quality telecommunications around the globe between vehicle communications devices and cloud services. In this and other ways, the companies have been accelerating initiatives to provide safety and comfort through the integration of vehicles and telecommunications.

In light of the capital relationship with KDDI, and based on the new business alliance entered in 2020, TMC promotes collaboration with KDDI in the following areas.

•  Jointly conducting R&D focused on telecommunication platforms that enable optimal communications between towns, homes, people, and cars;

•  Jointly developing an operations and management system for next-generation connected cars to achieve sophisticated operations by integrated management of devices, networks, platforms, and services; and

•  Jointly developing services and service platforms that aim to enrich people’s lives and ensure their safety and security not only inside or outside of vehicles but also in every scenes; jointly working on various initiatives such as addressing social issues using big data about towns, homes, people, cars, and more

In addition, as the two companies reached the conclusion that it will be necessary to further strengthen their capital ties to promote their strategic alliance described above, TMC acquired additional shares of KDDI in 2021.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION	320,032	2.23	NIPPON TELEGRAPH AND TELEPHONE CORPORATION (“NTT”) and TMC aim to build a long-term and continuous cooperative relationship with respect to commercializing activities related to smart cities, which can solve various issues by improving the efficiency and sophistication of functions and services in cities and regions and creating new value. As the two companies concluded that it is necessary to jointly build the “Smart City Platform” as a core foundation for realizing smart cities and introduce it in various cities in Japan and worldwide, TMC acquired shares of NTT in 2020

MS&AD Insurance Group Holdings, Inc.	216,020	9.82

TMC invested in The Chiyoda Fire & Marine Insurance Co., Ltd. (“Chiyoda”) to cooperate in activities such as development of insurance products. Through subsequent mergers involving Chiyoda, The Dai-Tokyo Fire & Marine Insurance Co., Ltd., The Sumitomo Marine & Fire Insurance Co., Ltd. and others, current MS&AD Insurance Group Holdings, Inc. (“MS&AD Insurance”) was formed.

TMC holds shares of MS&AD Insurance to maintain and develop the business relationship with MS&AD Insurance in the mobility services sector focused on financial services for achieving a “safe and secure traffic environment for society,” including the joint development of insurance services using automotive connected technologies.

Renesas Electronics Corporation	143,543	3.83

TMC believes that the integrated development of software, semiconductors, and vehicles is important for the realization of competitive automotive systems in the fields of vehicle electrification and intelligence.

Renesas Electronics Corporation (“Renesas”) has sufficient strength in the area of design and production of semiconductors, and the provision of competitive semiconductors over the medium to long term is essential for the sustainable and further development of TMC’s business. TMC holds shares in Renesas for the purpose of strengthening the cooperative relationship and stable procurement of semiconductors.

Mitsubishi UFJ Financial Group, Inc.	126,560	1.18	TMC partners with financial organizations under the umbrella of Mitsubishi UFJ Financial Group, Inc., the holding company, in various areas of financial services that promote the development of TMC’s automobile business as well as sales finance services. The steady provision of financial service in the medium- to long-term is essential to the sustained growth and development of TMC, and TMC holds shares of Mitsubishi UFJ Financial Group, Inc. to maintain and develop the business relationship.

Note 1:	The investment ratio is the percentage represented by the number of shares of each company held by TMC to the total number of issued shares of such company as of March 31, 2023.

b.	Number of companies whose shares are held and the balance sheet value of such shares

	Number of companies	Total balance sheet value (Millions of yen)
Unlisted shares	92	115,106
Shares other than unlisted shares	49	3,094,907
(Companies in which TMC increased its shareholding in the fiscal year ended March 2023)
	Number of companies	Total purchase price associated with increase in number of shares (Millions of yen)	Reason for increase in number of shares
Unlisted shares	1	1,000	TMC has determined that the shareholding will contribute to the improvement in corporate value from a medium- to long-term perspective.
Shares other than unlisted shares	—	—
(Companies in which TMC decreased its shareholding in the fiscal year ended March 2023)
	Number of companies	Total sale price associated with decrease in number of shares (Millions of yen)
Unlisted shares	5	1,705
Shares other than unlisted shares (Note 1)	7	38,576

Note 1: TMC decreased its shareholding in one of these companies as result of a merger that caused previously unlisted shares to become listed.

c.	Information on an issuer-by-issuer basis relating to the number and balance sheet value, etc. of specified investment shares and deemed shareholdings

Specified investment shares

Company	Fiscal year ended March 2023	Fiscal year ended March 2022	Shareholding purpose, outline of matters including business alliances, quantitative shareholding effect (Note 1) and reason for increase in number of shares	Holder of TMC’s shares
	Number of shares (Shares)	Number of shares (Shares)
	Balance sheet value (Millions of yen)	Balance sheet value (Millions of yen)
KDDI CORPORATION	316,794,400	316,794,400	To maintain and develop automotive (information) business relations	Yes
	1,296,639	1,268,762

NIPPON TELEGRAPH AND TELEPHONE CORPORATION	80,775,400	80,775,400	To maintain and develop automotive (information) business relations	Yes
	320,032	286,349

MS&AD Insurance Group Holdings, Inc.	52,610,933	52,610,933	To maintain and develop automotive (financial) business relations	Yes
	216,020	209,286

Renesas Electronics Corporation	75,015,900	75,015,900	To maintain and develop automotive (procurement) business relations	No
	143,543	107,423

Mitsubishi UFJ Financial Group, Inc.	149,263,153	149,263,153	To maintain and develop financial business relations	Yes
	126,560	113,485

HOTAI MOTOR CO., LTD.	44,406,112	44,406,112	To maintain and develop automotive (business alliance) business relations	Yes
	124,868	113,655

SUZUKI MOTOR CORPORATION	24,000,000	24,000,000	To maintain and develop business alliances (including product complementation, joint development, and collaboration in the field of production)	Yes
	115,296	101,112

PT ASTRA INTERNATIONAL Tbk	1,920,000,000	1,920,000,000	To maintain and develop automotive (business alliance) business relations	Yes
	102,528	108,566

GRAB HOLDINGS LIMITED	222,906,079	222,906,079	To maintain and develop automotive (Mobility as a Service (“MaaS”)) business relations	No
	89,592	95,485

Isuzu Motors Limited	39,000,000	39,000,000	To maintain and develop business alliances directed towards the promotion of Connected, Autonomous, Shared, and Electric (CASE) technologies in commercial businesses	Yes
	61,581	61,932

HAMAMATSU PHOTONICS K.K.	8,400,000	8,400,000	To maintain and develop automotive (procurement) business relations	No
	59,724	55,020

Sumitomo Metal Mining Co., Ltd.	11,058,000	11,058,000	To maintain and develop automotive (procurement) business relations	Yes
	55,832	68,150

Yamaha Motor Co., Ltd.	12,500,000	12,500,000	To maintain and develop automotive (procurement) business relations	Yes
	43,250	34,450

Joby Aviation, Inc.	72,871,831	72,871,831	To maintain and develop automotive (MaaS) business relations	No
	42,231	59,042

Mazda Motor Corporation	31,928,500	31,928,500	To maintain and develop business alliances (establishment and operation of a joint venture (production of finished cars) in the United States, joint development, technological collaboration and product complementation)	Yes
	39,112	29,023

Sumitomo Mitsui Financial Group, Inc.	5,375,312	5,375,312	To maintain and develop financial business relations	Yes
	28,478	21,001

Panasonic Holdings Corporation	20,700,000	20,700,000	To maintain and develop automotive (procurement) business relations and cooperative relations through a joint venture (automotive rectangular batteries and urban development)	Yes
	24,467	24,602

Tokio Marine Holdings, Inc.	9,414,165	3,138,055	To maintain and develop automotive (financial) business relations [Reason for increase in the number of shares] Due to Stock split.	Yes
	23,978	22,368

Uber Technologies, Inc.	5,125,868	5,125,868	To maintain and develop automotive (MaaS) business relations	No
	21,697	22,384

Central Japan Railway Company	1,300,000	2,000,000	To maintain and develop business relations with local economies	Yes
	20,553	31,930

Harmonic Drive Systems Inc.	4,379,400	4,379,400	To maintain and develop automotive (procurement) business relations	No
	19,247	18,481

YAMATO HOLDINGS CO., LTD.	5,748,133	5,748,133	To maintain and develop automotive (sales) business relations	No
	13,043	13,180

NOK CORPORATION	6,809,500	6,809,500	To maintain and develop automotive (procurement) business relations	Yes
	9,962	7,810

Aurora Innovation, Inc.	47,348,178	47,348,178	To maintain and develop automotive (MaaS) business relations	No
	8,788	32,394

Inchcape plc	6,666,327	6,666,327	To maintain and develop automotive (sales) business relations	No
	8,548	7,186

KYB Corporation	1,965,417	1,965,417	To maintain and develop automotive (procurement) business relations	Yes
	7,901	5,847

Mitsui High-tec, Inc.	935,500	935,500	To maintain and develop automotive (procurement) business relations	Yes
	7,821	11,647

NSK Ltd.	10,000,000	10,000,000	To maintain and develop automotive (procurement) business relations	Yes
	7,560	7,360

Toyo Tire Corporation	4,774,875	4,774,875	To maintain and develop automotive (procurement) business relations	Yes
	7,377	7,463

ANA HOLDINGS INC.	1,933,800	1,933,800	To maintain and develop automotive (sales) business relations	No
	5,562	4,962

GS Yuasa Corporation	2,236,080	2,236,080	To maintain and develop automotive (procurement) business relations	Yes
	5,326	5,235

Daido Steel Co., Ltd.	869,000	869,000	To maintain and develop automotive (procurement) business relations	Yes
	4,519	3,207

Sumitomo Electric Industries, Ltd.	2,420,000	2,420,000	To maintain and develop automotive (procurement) business relations	Yes
	4,107	3,538

East Japan Railway Company	491,000	491,000	To maintain and develop business relations with local economies	No
	3,601	3,491

ZENRIN CO., LTD.	4,272,000	4,272,000	To maintain and develop automotive (information) business relations	Yes
	3,563	4,259

NICHIAS CORPORATION	1,237,851	1,237,851	To maintain and develop automotive (procurement) business relations	Yes
	3,294	3,128

SEINO HOLDINGS CO., LTD.	2,210,716	2,210,716	To maintain and develop automotive (sales) business relations	Yes
	3,228	2,463

Shin-Etsu Chemical Co., Ltd.	148,800	148,800	To maintain and develop automotive (procurement) business relations	Yes
	3,181	2,796

Japan Airlines Co., Ltd.	921,000	1,842,000	To maintain and develop automotive (sales) business relations	No
	2,378	4,218

AKEBONO BRAKE INDUSTRY CO., LTD.	15,495,175	15,495,175	To maintain and develop automotive (procurement) business relations	Yes
	2,247	2,433

FUKUYAMA TRANSPORTING CO., LTD.	618,295	618,295	To maintain and develop automotive (sales) business relations	Yes
	2,220	2,257

PKSHA Technology Inc.	766,600	766,600	To maintain and develop automotive (technology) business relations	No
	1,384	1,571

TOHO GAS CO., LTD.	526,200	526,200	To maintain and develop business relations with local economies	Yes
	1,296	1,434

PACIFIC INDUSTRIAL CO., LTD.	1,097,397	1,097,397	To maintain and develop automotive (procurement) business relations	Yes
	1,266	1,040

DAIICHI KOUTSU SANGYO Co., Ltd.	1,078,000	1,078,000	To maintain and develop automotive (MaaS) business relations	No
	866	765

CHUO MALLEABLE IRON CO., LTD.	792,000	792,000	To maintain and develop automotive (procurement) business relations	Yes
	323	326

Nakanihon kogyo Co. Ltd.	15,000	30,000	To maintain and develop business relations with local economies	No
	148	291

MISONOZA Inc.	80,000	80,000	To maintain and develop business relations with local economies	No
	142	160

Getaround,Inc. (Note 2)	702,127	*	To maintain and develop automotive (MaaS) business relations	No
	27	*

Kansai Paint Co., Ltd. (Note 3)	—	8,355,386	—	Yes
	—	16,485

Nomura Holdings, Inc. (Note 3)	—	16,380,184	—	Yes
	—	8,439

ALBERT Inc. (Note 3)	—	165,800	—	No
	—	973

Yakult Honsha Co., Ltd. (Note 3)	—	136,100	—	Yes
	—	887

DiDi Global Inc. (Note 4)	*	10,307,841	To maintain and develop automotive (MaaS) business relations	No
	*	12,616

Notes;

1.

Although it is difficult to describe the effect of each holding each type of share quantitatively, TMC assessed the appropriateness of its shareholdings as of December 31, 2022 by reviewing whether individual shareholdings are meaningful and examining specific factors, such as whether the benefits and risks from such shareholdings are commensurate with the cost of capital, and then taking necessary measures.

2.

Getaround, Inc. is included in the table above because it became a listed company as of December 9, 2022. “*” indicates that figures are not available since the shares were not specified investment shares as of prior fiscal year.

3.	“—” indicates that TMC did not hold shares of that company.
4.	DiDi Global Inc. delisted from New York Stock Exchange in June 2022. “*” indicates that figures are not available since the shares were not specified investment shares as of prior fiscal year.
5.

The balance sheet values of shares in ANA HOLDINGS INC., GS Yuasa Corporation, Daido Steel Co., Ltd., Sumitomo Electric Industries, Ltd., East Japan Railway Company, ZENRIN CO., LTD., NICHIAS CORPORATION, SEINO HOLDINGS CO., LTD., Shin-Etsu Chemical Co., Ltd., Japan Airlines Co., Ltd., AKEBONO BRAKE INDUSTRY CO., LTD., FUKUYAMA TRANSPORTING CO., LTD., PKSHA Technology Inc., TOHO GAS CO., LTD., PACIFIC INDUSTRIAL CO., LTD., DAIICHI KOUTSU SANGYO Co., Ltd., CHUO MALLEABLE IRON CO., LTD., Nakanihon kogyo Co. Ltd., MISONOZA Inc. and Getaround, Inc. which are specified investment shares, represent less than one percent of TMC’s capital, but the tables above and set forth below list the top 60 companies, in which TMC holds one or more shares, by combining specified investment shares and deemed shareholdings.

Deemed shareholdings

Company (Note 1)	Fiscal year ended March 2023	Fiscal year ended March 2022	Shareholding purpose, outline of matters including business alliances, quantitative shareholding effect (Note 2) and reason for increase in number of shares	Holder of TMC’s shares
	Number of shares (Shares)	Number of shares (Shares)
	Balance sheet value (Millions of yen)	Balance sheet value (Millions of yen)
MITSUI & CO., LTD.	6,000,640	6,000,640	To contribute to the retirement benefit trust; the right to instruct the exercise of voting rights is reserved	Yes
	24,699	19,970

BRIDGESTONE CORPORATION	3,988,674	3,988,674	To contribute to the retirement benefit trust; the right to instruct the exercise of voting rights is reserved	Yes
	21,407	18,978

Panasonic Holdings Corporation	11,901,230	11,901,230	To contribute to the retirement benefit trust; the right to instruct the exercise of voting rights is reserved	Yes
	14,067	14,145

Sumitomo Mitsui Trust Holdings, Inc.	2,019,872	2,019,872	To contribute to the retirement benefit trust; the right to instruct the exercise of voting rights is reserved	Yes
	9,172	8,082

NSK Ltd.	10,709,600	10,709,600	To contribute to the retirement benefit trust; the right to instruct the exercise of voting rights is reserved	Yes
	8,096	7,882

Sumitomo Mitsui Financial Group, Inc.	1,486,400	1,486,400	To contribute to the retirement benefit trust; the right to instruct the exercise of voting rights is reserved	Yes
	7,875	5,807

Sumitomo Corporation	3,352,175	3,352,175	To contribute to the retirement benefit trust; the right to instruct the exercise of voting rights is reserved	Yes
	7,847	7,103

Sumitomo Realty & Development Co., Ltd.	1,731,500	3,463,000	To contribute to the retirement benefit trust; the right to instruct the exercise of voting rights is reserved	Yes
	5,163	11,736

AGC Inc.	1,000,000	1,000,000	To contribute to the retirement benefit trust; the right to instruct the exercise of voting rights is reserved	Yes
	4,925	4,905

THE YOKOHAMA RUBBER CO., LTD.	1,467,506	1,467,506	To contribute to the retirement benefit trust; the right to instruct the exercise of voting rights is reserved	Yes
	4,105	2,483

Mitsubishi UFJ Financial Group, Inc.	4,608,540	4,608,540	To contribute to the retirement benefit trust; the right to instruct the exercise of voting rights is reserved	Yes
	3,908	3,504

DAIKIN INDUSTRIES, LTD. (Note 3)	—	1,234,800	—	No
	—	27,672

NIPPON PAINT HOLDINGS CO., LTD. (Note 3)	—	25,547,760	—	No
	—	27,643

OMRON Corporation (Note 3)	—	1,333,000	—	Yes
	—	10,949

FUJITSU LIMITED (Note 3)	—	475,400	—	No
	—	8,754

Notes:

1.	The numbers of specified investment shares and deemed shareholdings are not summed when selecting top companies in terms of balance sheet value.
2.

Although it is difficult to describe the quantitatively the effect of each shareholding, TMC reviews the rationality of its deemed shareholdings from a medium- to long-term perspective, without setting a specific reference date, and takes necessary measures.

3.	“—” indicates that TMC did not hold shares of that company.